10/16

06017720

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Metals

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 03507

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 10/26/06



Annual Report 2006

Year ended March 31, 2006



Editing Policy

This year's publication combines our conventional Annual Report with elements of our Environmental Sustainability Report to provide an extensive range of information and data on the activities of the Sumitomo Metals Group in the economic, environmental and social spheres.

Contents

Forward-looking Statements

The business forecast and forward-looking statements in this annual report are forecasts the Company has made using available information at the present time, and contain potential risks and uncertainties. For this reason, please note that due to changes in various factors, actual results may differ from the forecasts stated here.

The financial settlement data listed in this annual report pertains to fiscal 2005 (from April 1, 2005 to March 31, 2006) and the previous fiscal year. Other information listed is the most recent information at the time this annual report was prepared.

"Sumitomo Metals" is a common name referring to Sumitomo Metal Industries, Ltd.

Profile

An integr
crude ste
As cor
electrical
large-dia
Metals is
high accl
As a r
increase
its next
corporat
At the
the Sum
from all

* Includes
(Naoetsu

The S

The root
back to
written I
Masaton
The pr
should b
care anc

The S
establis
traditior
Masaton
The fu
in Article
charter:
"Above
greatest
of the o
profits is
or curta
changes
Subse
precepts
was ren
Sumitom
family pr

Sumitomo Metals seeks your opinions and feedback about its Annual Report 2006.

Please take a few minutes of your time to fill out the following questionnaire then return it by fax to the Public Relations & Investor Relations Department, Sumitomo Metal Industries, Ltd.

FAX: +81-3-4416-6798

Q1. This year, we have combined our conventional Annual Report and elements of our Environmental Sustainability Report to create a publication with a stronger focus on corporate social responsibility (CSR). How understandable was this year's report?

1. Very easy to understand 2. Easy to understand 3. Average 4. Difficult to understand
5. Very difficult to understand

Please give reasons ______________________________

Q2. Which sections were of particular interest to you? (multiple answers allowed)

1. Message From the President 2. Overview of New Medium-Term Business Plan
3. Social Responsibilities 4. Individual Company Strategies 5. Research & Development/Intellectual Capital Management 6. Together With Local Communities and Society 7. Together With Employees
8. Together With Customers and Suppliers 9. Together With Shareholders and Other Investors
10. Other sections (   )

Please give reasons ______________________________

Q3. Which sections were particularly difficult to understand? (multiple answers allowed)

1. Message From the President 2. Overview of New Medium-Term Business Plan
3. Social Responsibilities 4. Individual Company Strategies 5. Research & Development/Intellectual Capital Management 6. Together With Local Communities and Society 7. Together With Employees
8. Together With Customers and Suppliers 9. Together With Shareholders and Other Investors
10. Other Sections (   )

Please give reasons ______________________________

Q4. Please provide any other opinions you might have about our Annual Report or Sumitomo Metals itself.

____
____
____

Q5. In which of the following readership groups would you include yourself?

1. Investor/shareholder 2. Business partner 3. Government employee
4. Media employee 5. Student 6. Researcher/educator 7. Environmental NGO/NPO member
8. Resident living near a Sumitomo Metals business site 9. Group employee/relative of Group employee
10. Other (   )

Thank you for your cooperation. Please feel free to provide the following information:

Name: ______________ Gender: M / F Age: ________ Occupation: ______________

Address: ______________________________

Handling of Personal Information:
The above information will not be used for any purpose other than preparing future annual reports.

Consolidated Financial Highlights

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries

For the years ended / As of	2005 March 31, 2006	2004 March 31, 2005	2005/2004	2005 March 31, 2006
	Millions of yen		Change (%)	Thousands of U.S. dollars
Operating Results:				
Net sales	¥1,552,765	¥1,236,921	25.5%	$13,218,399
Operating profit	305,804	182,879	67.2	2,603,253
Income before income taxes and minority interests	306,183	169,578	80.6	2,606,479
Net income	221,253	110,864	99.6	1,883,485
Capital expenditures on property, plant and equipment (Construction base)	82,680	60,374	36.9	703,839
Depreciation and amortizaition of property, plant and equipment	75,255	79,238	−5.0	640,632
Research and development costs	16,427	14,732	11.5	139,844
Financial Position:				
Total assets	¥2,113,392	¥1,923,143	9.9%	$17,990,908
Total shareholders' equity	720,867	483,238	49.2	6,136,603
Debt	679,779	885,919	−23.3	5,786,827
Cash Flows:				
Net cash provided by operating activities	¥ 311,943	¥ 277,390	12.5%	$ 2,655,515
Net cash used in investing activities	(63,892)	(12,013)	431.9	(543,905)
Net cash used in financing activities	(258,368)	(297,337)	−13.1	(2,199,436)
Cash and cash equivalents at end of year	32,596	42,416	−23.2	277,484
	Yen			U.S. dollars
Amounts per Share of Common Stock:				
Net income	¥46.03	¥23.05	99.7%	$0.39
Cash dividends applicable to the year	7.00	5.00	40.0	0.06
Shareholders' equity	150.07	100.61	49.2	1.28
	%			
Financial Index:				
Return on assets (ROA)	15.2	9.3		
Return on equity (ROE)	36.7	25.8		
Equity ratio	34.1	25.1		
	Times			
Debt equity ratio	0.9	1.8		
Price earning ratio (PER)	11.0	8.4		

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2006, of ¥117.47=U.S.$1, solely for convenience.
ROA=Operating profit/Total assets (yearly average)×100
ROE=Net income/Shareholders' equity (yearly average)×100
Equity ratio=Shareholders' equity/Total assets×100
Debt equity ratio=Debt/Shareholders' equity
Price earning ratio (PER)=Price per share/Earnings per share

Net Sales



(¥ billion)
2,000
1,600
1,200
800
400
0
1,349.5
1,224.6
1,120.8
1,236.9
1,552.7
02/3
03/3
04/3
05/3
06/3

Operating Profit / Operating Profit Ratio



(¥ billion)
(%)
400
320
240
160
80
0
20
16
12
8
4
0
3.0
5.7
8.3
14.8
19.7
40.0
69.8
93.0
182.8
305.8
02/3
03/3
04/3
05/3
06/3
Operating Profit (Left Scale)
Operating Profit Ratio (Right Scale)

Net Income (Loss)



(¥ billion)
300
200
100
0
-100
-200
(104.7)
17.0
30.7
110.8
221.2
02/3
03/3
04/3
05/3
06/3

Net Income (Loss) per Share



(Yen)
60
40
20
0
-20
-40
(28.83)
4.36
6.42
23.05
46.03
02/3
03/3
04/3
05/3
06/3

Total Assets / Return on Assets


(¥ billion)
(%)
3,000
20
2,433.4
2,400
2,122.3
2,001.7
1,923.1
15.2
2,113.3
16
1,800
12
9.3
1,200
8
4.5
600
3.1
4
1.5
0
02/3
03/3
04/3
05/3
06/3
0
Total Assets (Left Scale)
Return on Assets (Right Scale)

Debt


(¥ billion)
2,000
1,648.7
1,600
1,415.3
1,171.2
1,200
885.9
800
679.7
400
0
02/3
03/3
04/3
05/3
06/3

Equity Ratio / Debt Equity Ratio


(%)
(Times)
40
10
32
34.1
8
24
6.0
25.1
6
4.3
18.8
16
15.5
4
11.3
3.1
8
1.8
2
0.9
0
02/3
03/3
04/3
05/3
06/3
0
Equity Ratio (Left Scale)
Debt Equity Ratio (Right Scale)

Capital Expenditures / Depreciation and Amortization


(¥ billion)
150
121.1
120
91.7
90
74.6
78.3
79.2
82.6
75.2
67.1
60.3
60
50.9
30
0
02/3
03/3
04/3
05/3
06/3
Capital Expenditures on Property, Plant and Equipment (Construction Base)
Depreciation and Amortization of Property, Plant and Equipment

Message From the President



Hiroshi Tomono
Representative Director and President

My mission as president is to continually raise the corporate value of the Sumitomo Metals Group to ensure the satisfaction of all our stakeholders.

I therefore believe it is important that we provide accurate and up-to-date information on our initiatives and achievements.

Our annual report is one means by which we provide this information to stakeholders. This year we have fused the annual report with our environmental report, as well as added corporate social responsibility (CSR)-related content. This new style of management report offers a fuller picture of all our corporate activities over the past fiscal year.

Based on your feedback, we plan to provide even more relevant information in future years.

Overview of Fiscal 2005

In fiscal 2005, the year ended March 31, 2006, the Sumitomo Metals Group reported net sales of ¥1,552.7 billion, an increase of 26% year on year. Operating profit rose 67% to ¥305.8 billion, and net income jumped 100% to ¥221.2 billion, representing record earnings for the Company for the second consecutive period.

As a result, net income per share increased 100% to ¥46.03, return on equity (ROE) rose 11 percentage points to 36.7%, and the equity ratio increased 9 percentage points to 34.1%.

In the year under review, the Company had to contend with significant changes in the operating environment, including surging prices of iron ore, coal and other raw materials used in the steelmaking process due to tight supplies worldwide, and a drop in prices of commodity-grade steel products. Despite these challenges, we pushed forward with our Medium-Term Business Plan formulated in fiscal 2002, successfully attaining and exceeding all the plan's targets. Consequently, we achieved the plan's two key management goals: restructuring the steel business with the aim of enhancing its competitiveness, and strengthening our financial position.

I would like to take this opportunity to thank all our stakeholders for their understanding of and support for our management approach during the course of this plan.

New Medium-Term Business Plan (FY2006 to FY2008)

In last year's annual report I talked about transforming Sumitomo Metals from an "ordinary company" to take the company to the next stage in its development. To achieve this, I explained that we had to do two things: further reinforce areas of the Company that are already strong to support sustained growth, and improve "Quality of Earnings" in order to build a robust operating structure resilient to downside risks.

Our new Medium-Term Business Plan, announced in April this year, has crystallized these ideas into a management strategy.

The plan was formulated based on discussion with each business division about the kind of Group we aspire to be 10 years from now although the plan nominally covers a three-year period. It will therefore serve as an action plan to support the realization of this vision.

To reinforce areas that are already strong, we will carry out strategic market positioning to accelerate the distinctiveness of our products and businesses. And to build a robust operating structure resilient to downside risk, we will create individual business strategies from the perspective of reinforcing our business base to prepare for intensifying competition. In this way, we will minimize the impact of fluctuations in demand on our operating results, thereby raising "Quality of Earnings" by realizing stable and sustained growth.

For more details about separate products, please refer to the "Individual Company Strategies" section later in this annual report, where each president of our internal companies, Sumitomo Metals (Kokura), Ltd. and Sumitomo Metals (Naoetsu), Ltd. talks passionately about the strategies they plan to roll out. For my part, I would like to focus on a particularly important element of the new Medium-Term Business Plan—increasing and strengthening the Group's intangible assets.

The intangible assets that support the Group's business activities include the Sumitomo business philosophy, refined over 400 years, and Sumitomo Metals' own experience in manufacturing of more than 100 years.

In the past year, the steelmaking industry was shaken by the birth of a new steelmaking giant with a total annual output of crude steel of more than 100 million tons. Sumitomo Metals' annual output of crude steel is around 13 million tons. However, we have no plans to simply pursue increases in volume. Instead, we will target steady growth by balancing qualitative and quantitative expansion.

Our business approach at Sumitomo Metals is characterized by long-term relationships with customers. Based on these relationships, we strive to deliver high-quality, cost-competitive products that accurately satisfy customer needs. When required, we also provide application technologies for products to customers or help them deal with issues related to frontline manufacturing. This approach is radically different to the simple business model in the process industry of buying land and facilities, throwing a switch and watching the products roll off the production line.

We have been forging and adhering to our business style for many years. It has become so deeply ingrained in our corporate culture through our business activities that it is part of who we are as a company. In short, it is one of our intangible assets, or assets that are hard to recognize from outside the Company.

With our new Medium-Term Business Plan, I believe we can realize stable and sustained growth supported by these intangible assets, and ultimately return the fruits of this growth to all our stakeholders.

At our annual general shareholders' meeting in June this year, I talked to shareholders about the importance of providing them with accurate and up-to-date information about our business activities to help them make informed investment decisions. This year's annual report is part of this thinking—we explain in great detail Sumitomo Metals' current position and paint an accurate picture of the Company about to embark on its new Medium-Term Business Plan.

I believe that active communication with stakeholders will help to make the Sumitomo Metals Group even stronger. I look forward to hearing your feedback and hope we can count on your continued support as we take the Group to a new stage of growth.

July 1, 2006

Hiroshi Tomono
Representative Director and President

Overview of New Medium-Term Business Plan (FY2006 to FY2008)

We have formulated a new Medium-Term Business Plan that envisions the Sumitomo Metals Group 10 years from now. Rather than just seeking quantitative growth, the plan's overarching objective is to deliver steady growth by emphasizing both quality and scale.

Accelerating Distinctiveness and Building a Robust Operating Base

The steel market is polarizing into two categories—high-grade products and commodity-grade products. We expect competition to become more intense in both these areas going forward.

The Sumitomo Metals Group has competitive advantages in seamless pipe, railway, automotive and machinery parts, steel sheet for automotive applications and specialty steel. This product lineup means our operating structure is more resilient to fluctuations in demand. We plan to reinforce these already competitive areas by channeling resources into them to accelerate the distinctiveness of our products and businesses.

In line with this policy, during the course of the new Medium-Term Business Plan we intend to double capital expenditures compared to the previous plan by investing ¥480 billion, or more than half of estimated operating cash flow, to reinforce our operating base.

During the plan, we also aim to boost the core earnings ratio from 70% in fiscal 2005 to 80% in fiscal 2008. At Sumitomo Metals, the core earnings ratio represents the ratio of consolidated operating profit generated by distinctive product categories resilient to fluctuations in supply and demand, and operating profit derived from unique, proprietary business models.

Building a Solid Operating Base to Underpin Future Growth



Sustained growth
Targeted earnings range
Enhance quality of earnings
New Medium-Term Plan (06-08)
Strategically position Sumitomo Metals to accelerate distinctiveness
Reinforce the operating base in anticipation of intensifying competition
Recurring profit
Past earnings range
Previous Medium-Term Plan (02-05)
Restructured steel business
Channeled resources into strategic fields
Reduced excessive debt
93
99
02
05
08

Enhancing Intangible Assets

To raise corporate value, we intend to build a robust operating base by improving the competitiveness of steelworks and strengthening our financial position. We will also enhance the intangible assets that underpin this process, namely customer, employee, technology and management assets.

In customer assets, we will continue our efforts to win the leading reputation among customers. Our initiatives so far have been highly praised by customers, illustrated by numerous awards. Going forward, we will move up a gear, aiming to close the gap further with customers and build even deeper relationships.

In employee assets, we will work to eliminate all major accidents within the Group, and in response to issues such as Japan's declining birthrate, aging society and imminent mass mandatory retirement of baby boomers, we will use more diverse recruitment sources to consistently attract the highly skilled people we need. Together with upgraded personnel training programs, this will ensure we can maintain our strong frontline workforce.

In technology assets, we will continue to channel resources into elemental technologies that will underpin future growth. Research personnel will also be shifted to these key areas. Additionally, we intend to introduce innovative R&D facilities, enhance cooperation with universities and other external research bodies and take other steps, backed up by an increase in R&D expenses of 20% compared to the previous plan.

In this way, we will pursue a unique Sumitomo Metals Group approach founded on three key policies: emphasizing both quality and scale, reinforcing already strong areas, and winning the leading reputation among customers.

Approximate Financial Targets

Based on these initiatives, we are targeting operating profit of ¥300 billion and recurring profit of ¥290 billion in fiscal 2008, the final year of the plan. We also plan to hold debt at around ¥680 billion in the plan's final year. Based on these figures, we are targeting ROA of 13%, an equity ratio of 45%, and a debt equity ratio of 0.6 times.

Raising Corporate Value to Win the Trust of all Stakeholders

Guided by the Sumitomo business philosophy, the *Sumitomo Metals* Group will work to increase its corporate value over the medium and long terms by steadily implementing the initiatives in this business plan, aiming to become a company trusted by all stakeholders.

Consolidated Financial Targets in New Medium-Term Business Plan
(¥ billion)

	FY08 Targets (approximate figures)
Net sales	1,620
Operating profit	300
Recurring profit	290
Net income	180
Total assets	2,380
Debt	680
Shareholders' equity	1,070
ROA	13%
Equity ratio	45%
D/E ratio	0.6 times

Three-year Consolidated Cash Flows and Uses of Cash

	FY06 to FY08 Targets
Operating cash flows	920
Investments, loans, etc.	-480
Dividends	-90
Debt repayments	-10
Tax	-290
Interest payments	-50

Working to Raise Corporate Value


Long-term, stable relationships built on mutual trust
Customers
Enhance Intangible Assets
Employees
Technology
Strong frontline workforce
Strategic focus on core technologies
Solid Operating Base
Physical
Financial
Enhanced competitiveness of steelwork
Firm financial base
More than 100 years of
Sumitomo Metals' manufacturing experience
Closer links with two alliance partners
Management
Stronger relationships with shareholders
Refined over 400 years
The Sumitomo business philosophy
Intangible assets
Tangible assets

Social Responsibilities

Fundamental Thinking on CSR (Corporate Social Responsibility)

The Sumitomo Metals Group is striving to contribute to society mainly through steel making, its core business.

Staying true to the first principle of the Sumitomo business philosophy—steadiness and reliability are of the greatest importance—the Sumitomo Metals Group is aspiring to be a company trusted by all stakeholders by complying with laws and regulations, social norms and business ethics, fulfilling its corporate social responsibility, realizing sustainable growth and increasing its corporate value.

Corporate Governance

Fundamental Thinking on Corporate Governance

By constructing a management system that ensures efficient and appropriate decision-making, business execution and monitoring, Sumitomo Metals intends to improve the appropriateness, efficiency and transparency of management, and to further strengthen corporate governance.

Management Decision-making, Business Execution, Monitoring and Supervision

① Important matters concerning the operations of Sumitomo Metals and the Sumitomo Metals Group are carefully discussed in "management meetings" (in principle, held twice a month). Final decisions concerning these matters are made at meetings of the Board of Directors (in principle, held once a month). The Board's decisions are implemented by the Executive Officers in each of their respective departments. The Company has introduced an executive officer system to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions. At present there are 10 Directors and 28 Executive Officers (including Executive Officers who are also Directors).

② The Corporate Auditors, their support staff and the Internal Auditing Department monitor and audit the legal compliance and the effectiveness of the decisions of Directors and the execution of duties by the Executive Officers. At present there are five (5) Corporate Auditors, including three (3) external Corporate Auditors, none of whom has any financial relationship with the Company. At the meetings of the Board of Corporate Auditors (held at least once a month), the Corporate Auditors decide matters relating to the execution of their duties, including audit policies and schedules, and each corporate auditor carries out his or her duties in line with those decisions. The Internal Auditing Department prepares an internal audit plan, and audits business operations of the Company and major Group companies. Tohmatsu & Co., an auditing company, conducts financial audits. The Corporate Auditors, the Internal Auditing Department, and the financial auditor report and explain their respective audit plans, progress and results and exchange information and opinions.

③ Sumitomo Metals has introduced an internal company system and reorganized its businesses into four companies (Steel Sheet, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) and the Head Office/Corporate Research & Development Laboratory. Under this internal company system, each business unit has an administrative and operational structure that covers steps from manufacturing through sales. Each company president is responsible for the consolidated business performance of his or her business unit including affiliated Group companies. Each internal company will endeavor to strengthen its ability to respond to customer needs in ways that are suitable for the characteristics of its business, and to establish a more flexible management style.

Nomination of Director and Executive Officer Candidates by Committees

① The Personnel Committee (chaired by the President) nominates candidates for the positions of Director and Executive Officer, reports to the Board of Directors and also deliberates and decides other matters concerning personnel.

② The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors and decides whether to approve them. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.

Compliance and Crisis Management System

① Sumitomo Metals recognizes that compliance is a fundamental component of corporate management. In January 1997, the Company enacted the Sumitomo Metals' Corporate Code of Conduct and clarified the basic rules that officers and employees should follow in the performance of their duties. In the Company, the Legal Department and other departments have provided its officers and employees with educational programs of compliance.

② The Company established the Compliance Committee (chaired by the Vice President in charge of legal affairs) in October 2002 in order to strengthen the levels of compliance in Sumitomo Metals and its Group companies, and to prevent the occurrence of illegal conduct. In April 2003, the Company also set up the Compliance Consultation Office where employees of Sumitomo Metals and its Group companies can directly discuss matters relating to compliance.

③ The Company and its Group companies have formulated Action Guidelines for the Global Environment. From a global and long-term perspective, these guidelines are designed to help the Group contribute to the preservation of the global environment and the creation of a reduce-reuse-recycle society by ensuring business activities are in harmony with both environmental preservation and economic development. The Company also established an Environment Committee (chaired by the Vice President in charge of technology) in November 2004 to promote enhanced environmental efforts. Subsequently, in April 2005, the Company established an Information Security Committee (chaired by the Executive Vice President in charge of the Corporate Planning Department (Information Systems)), which is responsible for implementing measures to protect Sumitomo Metals' information assets.

④ The Company established a Crisis Management Committee (chaired by the President) in August 2000 to enable Sumitomo Metals to make a unified response in the event of a major disaster, accident, illegal act, etc., within Sumitomo Metals and its Group companies, and to enhance its ability to cope with such crises in a timely and appropriate manner.

⑤ In November 2005, the Fair Trade Commission of Japan decided that the Company's sales activities in steel bridge construction projects had violated the Antimonopoly Act. We acknowledge the judgment by the Fair Trade Commission of Japan. Accordingly, we are reemphasizing the need for thorough compliance with the applicable laws and are taking measures to ensure that there is no reoccurrence of such activities.

Promoting Group Management

① In order to promote consolidated management in the Sumitomo Metals Group, major Group companies are required to consult with and report to the Company on important decisions relating to business execution within their operations. Aiming to enhance corporate governance across the Group, the Company also receives regular reports from Group companies regarding the status of their business execution and financial condition. In addition, the Company's Internal Auditing Department conducts regular audits of Group companies.

② The Company has set up the Group Company Management Council (chaired by the President) to evaluate the business performance of major Group companies and consider remuneration and other matters concerning the presidents of Group companies.

③ Compliance programs are also implemented at major Group companies to ensure compliance throughout the Group.

Appropriate Information Disclosure

In accordance with applicable laws, ordinances and related regulations, Sumitomo Metals is working to increase the transparency of management by disclosing important information relating to the management of the Company and Group companies on a timely and appropriate basis. The Company is actively involved in investor relations (IR) to deepen the level of shareholder and investor understanding of Sumitomo Metals and Sumitomo Metals Group companies.



Shareholders' Meeting
Decision-making, monitoring
Board of Directors
Auditing
Auditors
Board of Auditors
Independent Auditors
Personnel Committee
Execution
Chairman
President
Executive Officers
Management Meetings
Crisis Management Committee
Compliance Committee
Information Security Committee
Environment Committee
Group Company Management Council
Head Office/Corporate Research & Development Laboratory
<Companies>
Steel Sheet, Plate, Titanium & Structural Steel Company
Pipe & Tube Company
Railway, Automotive & Machinery Parts Company
Engineering Company

Board of Directors, Auditors and Executive Officers (As of July 1, 2006)

Directors



Hiroshi Shimozuma
Representative Director
(Chairman)



Hiroshi Tomono
Representative Director
(President)



Tsutomu Ando
Representative Director
(Executive Vice President)

Responsible for: sales activities in all internal companies; Steel Sales & Production Administration Department and Project Development Department; Pipe and Tube Company; Branch Offices/Overseas Offices
(President of Pipe & Tube Company)



Fumio Hombe
Representative Director
(Executive Vice President)

Responsible for: Corporate Planning Department, Internal Auditing Department, Internal Control Project Team, Treasury Department, Public Relations & Investor Relations Department, General Affairs Department, Legal Department, and Personnel & Industrial Relations Department



Eiji Sakuta
Director
(Executive Vice President)

Responsible for: Osaka Head Office
(General Manager of Osaka Head Office)

Auditors

Standing Auditors

Kunihiko Suemitsu
Shigeru Sakurai

Auditors

Shogo Takai
Eiji Asada
Keiichi Murakami

Executive Officers

Senior Managing Executive Officers

Osamu Iimura
Responsible for: Environment Department, Technology Administration & Planning Department, and Intellectual Property Department

Katsuhiko Yagi
Responsible for: Engineering Company; Titanium Department and Steel Plate Sales Department in the Steel Sheet, Plate, Titanium & Structural Steel Company
(President of Engineering Company)

Mitsuru Maruo
Responsible for: Automotive Steel Sheet Sales Department, Steel Sheet Sales Department, and Osaka Steel Sheet Sales Department in the Steel Sheet, Plate, Titanium & Structural Steel Company

Ichiro Miyasaka
Responsible for: Nagoya Sales Office
(General Manager of Nagoya Sales Office)

Kouji Morita
Responsible for: General Administration Department, Production Control Department, and Osaka Steel Works in the Railway, Automotive & Machinery Parts Company
(Executive Vice President of Railway, Automotive & Machinery Parts Company)

Yasuo Imai
Responsible for: Pipe & Tube Company
(Executive Vice President of Pipe & Tube Company)



Yasuyuki Tozaki

Director
(Executive Vice President)

Responsible for: technology in all internal companies; safety technology; Environment Department, Technology Administration & Planning Department, Blast Furnace Project Department, Intellectual Property Department; Corporate Research & Development Laboratories; Center of Application Technology for Customers



Shozo Nishizawa

Director
(Executive Vice President)

Responsible for: Steel Sheet, Plate, Titanium & Structural Steel Company
(President of Steel Sheet, Plate, Titanium & Structural Steel Company)



Yasutaka Toya

Director
(Senior Managing Executive Officer)

Responsible for: Railway, Automotive & Machinery Parts Company
(President of Railway, Automotive & Machinery Parts Company)



Syuichiro Kozuka

Director
(Senior Managing Executive Officer)

Responsible for: General Affairs Department, Legal Department, and Personnel & Industrial Relations Department



Yoshinari Ishizuka

Director
(Senior Managing Executive Officer)

Responsible for: Internal Control Project Team, Treasury Department, and Public Relations & Investor Relations Department

---

Managing Executive Officers

Hisao Gotou

Responsible for: Environmental Regenerating Engineering Division in the Engineering Company

Shinichi Ogawa

Responsible for: Project Development Department; Raw Materials Department, Structural Steel Sales Department, Osaka Structural Steel Department, and Construction Technology Department in the Steel Sheet, Plate, Titanium & Structural Steel Company

Hideo Okuda

Responsible for: Steel Sheet Planning Department of Technology, Steel Sheet Marketing & Technical Service Department, and Steel Plate Technology Department in the Steel Sheet, Plate, Titanium & Structural Steel Company

Takao Taka

Responsible for: pipe and tube technologies; Steel Tube Works in the Pipe & Tube Company

Kazuo Tanakamaru

Responsible for: Wakayama Steel Works in the Pipe & Tube Company
(General Manager of Wakayama Steel Works in the Pipe & Tube Company)

Kazuo Toyama

Responsible for: Corporate Research & Development Laboratories; Center of Application Technology for Customers
(General Manager of Corporate Research & Development Laboratories and General Manager of Center of Application Technology for Customers)

Mitsunori Okada

Responsible for: Railway, Automotive & Machinery Parts Sales Department and Osaka Railway, Automotive & Machinery Parts Sales Department in the Railway, Automotive & Machinery Parts Company

Michiharu Takii

Responsible for: Corporate Planning Department and Internal Auditing Department

Shinichi Miki

Responsible for: Subcontracting & Purchasing Department, Steel Sheet Planning & Quality Control Department, all production departments, IPP Business Department, and Steel Sheet Project Team in the Steel Sheet, Plate, Titanium & Structural Steel Company
(General Manager of Kashima Steel Works)

Saburo Eguchi

Responsible for: Tubular Products Sales Department, Tubular Products Export Department, and Specialty Tubular Products Sales Department in the Pipe & Tube Company

Yoshitaka Hotta

Responsible for: Personnel & Industrial Relations Department

Takao Nishino

Responsible for: automotive technology

Organization (As of July 1, 2006)

- Board of Directors
  - Chairman of the Board of Directors
    - President
      - Head Office
        - Corporate Planning Department
        - Internal Auditing Department
        - Internal Control Project Team
        - Treasury Department
        - Public Relations & Investor Relations Department
        - General Affairs Department
        - Legal Department
        - Personnel & Industrial Relations Department
        - Steel Sales & Production Administration Department
        - Project Development Department
        - Environment Department
        - Technology Administration & Planning Department
        - Blast Furnace Project Department
        - Intellectual Property Department
      - Corporate Research & Development Laboratories
      - Center of Application Technology for Customers
      - Branch Offices—Overseas Offices
      - Osaka Head Office
      - Steel Sheet, Plate, Titanium & Structural Steel Company
      - Pipe & Tube Company
        - Wakayama Steel Works
        - Steel Tube Works
      - Railway Automotive & Machinery Parts Company
        - Osaka Steel Works
      - Engineering Company
        - Construction Engineering Division
        - Environment Regenerating Engineering Division

- Board of Auditors
- Auditors
  - Corporate Auditors' Office

Review of Operations

Contents

Steel Business



Share of Total Sales


90.5%

Net Sales


(¥ billion)
1,600
1,200
800
400
0
1,405.4
02/3 03/3 04/3 05/3 06/3

Operating Profit


(¥ billion)
400
300
200
100
0
304.3
02/3 03/3 04/3 05/3 06/3

Shares of Steel Products Sales Volume for Automotive and Energy Use (Excluding Slabs)


Automobiles 32%
Energy 14%

Steel Sheet, Plate, Titanium & Structural Steel Company



This is our core business with sales constituting about 45% of total Group sales. Our steel sheets are mainly used in automobiles and electrical appliances, while our steel plates are chiefly used in shipbuilding, offshore structures and construction machinery. In addition, this company provides a wide range of products including structural steel products for use in civil engineering, construction and housing, as well as titanium products.

Main Products

Hot strip, cold strip, electromagnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, high-tensile-strength steel plates and sheets, pre-painted steel sheets, pre-coated steel sheets, steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, slabs, pig iron for steel making, titanium products, etc.

Share of Total Sales


44.7%

Net Sales


(¥ billion)
800
600
400
200
0
693.3
03/3 04/3 05/3 06/3

Engineering Business

Engineering Company

The Engineering Company utilizes technology and know-how gained in the steel business to develop operations centered on infrastructure projects such as bridge construction and systems buildings.



Main Products

Steel bridges and related products, segment and systems buildings, etc.

Share of Total Sales


2.5%

Net Sales


(¥ billion)
150
100
50
0
39.0
02/3 03/3 04/3 05/3 06/3*

Operating Profit (Loss)


(¥ billion)
15
10
5
0
-5
(4.9)
02/3 03/3 04/3 05/3 06/3

* In October 2005, the energy engineering business was transferred to Sumitomo Metal Plantec Co., Ltd., which changed its name to Sumitomo Metal Pipeline and Piping, Ltd., under the control of the Pipe & Tube Company.

Pipe & Tube Company



True to its reputation as "Sumitomo Metals – the Provider of Pipes," the product lineup includes a wide range of pipe and tube products fostered by tradition and cutting-edge technology. Our Pipe & Tube Company offers the world's highest-quality seamless pipes, large-diameter welded steel pipes and other pipes and tubes essential for energy development and transportation.

Main Products
Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter welded steel pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.

Share of Total Sales


27.7%

Net Sales


(¥ billion)
600
450
300
150
0
430.6
03/3 04/3 05/3 06/3

Railway, Automotive & Machinery Parts Company



Our wheels and axles for railway use command a 100% market share in Japan. Our bogie trucks, couplers and gear units for electric cars also hold high market shares. In forged crankshafts for automotive use, we have established three production sites – in Japan, the United States and China – to meet demand generated by the globalization of automakers.

Main Products
Wheels, axles, bogie trucks, gear units for electric cars, couplers, die forged crankshafts, materials for molds, aluminum wheels, flanges for transmission towers, crane wheels, rolls, etc.

Share of Total Sales


6.1%

Net Sales


(¥ billion)
120
90
60
30
0
95.0
03/3 04/3 05/3 06/3

Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd., and others



Sumitomo Metals (Kokura), Ltd. is the only manufacturer in Japan specializing in specialty steel bars and wire rods that has an integrated manufacturing process right from the blast furnace. The company offers clean, high-function products mainly for automobiles.

Sumitomo Metals (Naoetsu), Ltd. uses an integrated process to manufacture high-function special stainless products such as clad steel sheets and precision rolled strips, and provides them for sale to customers outside the Sumitomo Metals Group.

Main Products
Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, stainless shaped steel, stainless steel precision rolled strips, clad steel sheets, etc.

Share of Total Sales


12.0%

Net Sales


(¥ billion)
186.5
200
150
100
50
0
03/3 04/3 05/3 06/3

Electronics Business

Taking advantage of our materials technology fostered through years of work at Sumitomo Metals Group, we offer high-quality products that utilize unique material properties, from electronic materials and parts to designed and assembled products.



Main Products
IC packages, electronic modules, etc.

Share of Total Sales


3.9%

Net Sales


(¥ billion)
200
150
100
50
0
60.8
02/3* 03/3 04/3 05/3 06/3

Operating Profit (Loss)


(¥ billion)
3.0
1.5
0
-1.5
-14.5
2.3
02/3 03/3 04/3 05/3 06/3

* In February 2002, the silicon wafer business was transferred to Silicon United Manufacturing Corporation, which currently trades as SUMCO CORPORATION.

Notes:
*1 In addition to the above, the Consolidated Segments include "Other Businesses," which constitute approximately 3.1% of total sales.
*2 An internal company system was introduced in April 2002.
*3 For fiscal 2001 and 2002, ended March 31, 2002 and 2003, respectively, the Electronics Business included the Information Service Business.

Steel Business



Accelerating distinctiveness with a stronger lineup of high-end products

Shozo Nishizawa

Director and Executive Vice President
President of Steel Sheet, Plate, Titanium & Structural Steel Company

Steel Sheet, Plate, Titanium & Structural Steel Company

The Steel Sheet, Plate, Titanium & Structural Steel Company has earned high acclaim from customers due to advanced development capabilities and product quality in all the fields where it operates. During the previous Medium-Term Business Plan, we raised the company's ability to generate stable earnings by carrying out structural reform in the steel sheet business. Now, our efforts are focused on building a solid operating base to deliver sustained growth by supplying more distinctive products—faster.



Galvanizing line

Previous Medium-Term Business Plan—Results

Our basic goal with the previous plan was to make full use of our streamlined assets, aiming to achieve ROA of 10% under ordinary business conditions and maintain ROA of 5% even when demand is low.

1) Initiatives

We drove forward restructuring in the steel sheet business by revamping the production framework at our Kashima and Wakayama steel works.

At the Kashima Steel Works, the new No. 1 blast furnace has been operating smoothly since it came onstream in September 2004. This has created a well-balanced production system without bottlenecks from upstream to downstream processes.

At the Wakayama Steel Works, we shut down the hot rolling mill in March 2005 and integrated production of hot-rolled steel sheets at the Kashima Steel Works. The following April, we increased supplies of slabs to Taiwan's China Steel Corporation (CSC) Group to 1.8 million tons per year.

2) Results

This restructuring of the steel sheet business has realized consistently high operating levels at our Kashima and Wakayama steel works and created an earnings structure more capable of withstanding downside risks. In fiscal 2005, ended March 31, 2006, the last fiscal year of our previous Medium-Term Business Plan, ROA reached 16%, significantly above our target of 10%.

The company has been focusing on winning the leading reputation from customers in the industry. In the fiscal year under review, for the steel sheet business, we received two Toyota Motor Corporation awards: the "Award for Technology & Development" (for the third consecutive year), and an award for quality performance (for the fifth consecutive year). We also received the "Special Award Appreciation to Excellent Suppliers (Quality Award)" from Honda Motor Co., Ltd. These and other prizes underscored the success of our continuous efforts to improve quality.



"Award for Technology & Development," Toyota


HONDA
2006

"Special Award Appreciation to Excellent Suppliers (Quality Award)," Honda

New Medium-Term Business Plan—Strategy

We have now begun a new plan with the goal of establishing a robust operating base to support further growth. We will promote a raft of initiatives to achieve this aim. Underpinned by the basic premise of ensuring safety and quality, our main aim is to fully utilize our streamlined assets to achieve ROA of 10% under ordinary business conditions, and maintain ROA of 7% even when demand is low. In order to achieve sustainable growth, we will accelerate our shift to supply more distinctive products, and bolster our world-class cost competitiveness by establishing a robust production framework at the Kashima Steel Works with an annual output of crude steel of 8 million tons.

1) Earn a leading reputation among our customers while accelerating distinctiveness

The overarching product strategy for the company during the new plan will be to increase the ratio of high-end products where we have competitive advantages, in promising growth fields. We plan to increase the sales volume ratio of high-end products by 10 percentage points between fiscal 2005 and fiscal 2008.

- Supplying distinctive products in the steel sheet field

In response to plans by automakers to boost output, we are enhancing the steel sheet manufacturing system at the Kashima Steel Works, centered on building a new galvanizing line for manufacturing galvanized steel sheets used in automotive applications. We plan to increase monthly production capacity of these steel sheets by about 30 thousand tons. But our approach will not just focus on supplying materials; we also plan to put greater emphasis on providing solutions to customers such as application technologies at the "Before Service" and "After Service" stages. Based on these initiatives, we are looking to raise the ratio of sales of steel sheets for automotive use in the steel sheet business from 50% in the fiscal year under review, to 60% in fiscal 2008. Additionally, we will enhance our overall capability to manage quality, delivery, logistics and cost with the establishment of a directly managed coil center. These steps will support our efforts to earn a leading reputation among our customers.

Breakdown of Sumitomo Metals' steel sheet orders by sector


FY2005
50%
FY2008
60%
Automobiles
Electric Appliances
Other products
Stockists


Conventional Steel Sheet Business
Before Service
Material sales
After Service
The Steel Sheet Business We Aim to Build
Provide technology
Material sales
Before Service
After Service
Provide solutions

- Offering products that stand out in the steel plate field

Customers continue to seek ever-higher quality in the steel plate field, where supply and demand conditions are also tight.

The company commands a strong position in high-end products, in particular those for the energy field, such as steel plates for large-diameter welded steel pipes, offshore structures for drilling oil and natural gas, and penstocks used in extreme water pressure conditions at large hydroelectric power plants. This is illustrated by the fact that many of the world's major oil companies choose our steel plates in their offshore structures. We also supply high-strength steel plates for penstocks worldwide.

With energy demand growing on a global scale, we established a special sales team for the energy field to provide closer support to customers and capture related demand. Our steel plate mill, which boasts a production volume of roughly 1.9 million tons per year—the top level in Japan for a single plate mill—is currently operating at full capacity. Going forward, we intend to increase annual output further to 2 million tons by expanding capacity in our heating furnace and water cooling facilities. We plan to expand sales of high-strength, high-tensile, and long-life distinctive products by using this extra capacity.

- Supplying more distinct products in the structural steel field

Supplying distinctive products in the structural steel field is often seen as difficult. Nevertheless, the company has won high marks from customers for its lightweight welded beams for housing, marketed under the SMart Beam name. We produce around 70% of all lightweight welded beams made in Japan. Looking ahead, we will strengthen development of products tailored to customer needs. As part of this approach, we plan to supply lightweight welded beams that offer a warm, wood-like finish and environmentally friendly non-displacement piles.

- Developing more unique products in the titanium field

In the titanium field, we will actively collaborate with customers in the aerospace, power generation, chemical and golf fields—all important strategic areas for the company. We were the first company in Japan to acquire "ASQS (Aerospace Quality Management System): JIS Q 9100/2004," an international standard for pure titanium sheets used in aircraft. We expect demand for titanium components to increase as aircraft production rises and planes are designed to be lighter and larger. In this environment, we plan to offer more distinctive titanium products by focusing more on customers in the aircraft industry.

2) Boost output to 8 million tons per year at the Kashima Steel Works

With the No. 1 blast furnace in operation since 2004 and renovation of the No. 3 blast furnace scheduled for completion in May 2007, we will realize a crude steel production system of 8 million tons per year at the Kashima Steel Works. The steelwork's hot strip mill and plate mill already boast leading levels of productivity and operational reliability in Japan. We plan to actively take steps to further boost Kashima Steel Works' performance going forward.



No. 1 blast furnace at the Kashima Steel Works

In addition to these actions targeted at production facilities, we will focus more than ever on personnel training. Measures will include enhanced educational programs and steps to improve overall skill levels, vital to maintaining a strong frontline capability.

3) Aim to secure stable earnings

During the course of the new Medium-Term Business Plan, it will be important for the company to build a solid operating base by focusing on enhancing quality, rather than pursuing quantitative expansion. With demand rising from automakers, companies in the energy field, and aerospace firms, we expect our business environment to remain firm



Power generation equipment under construction as part of an IPP (Independent Power Producer) project

in the near term. However, particularly at times like these, we have to strive to win even greater trust from customers by enhancing operational reliability and creating a sound framework with no barriers to the supply of high-quality products.

The company is also establishing a new business to secure stable earnings in the form of new 500MW power generation equipment currently under construction at the Kashima Steel Works as part of an IPP (Independent Power Producer) project. We plan to begin supplying electricity to an external customer from June 2007. We will push forward this new business utilizing the technology and expertise we have acquired through our steelmaking operations.

Actively Enhancing the Competitiveness of Steel Works

Kashima Steel Works: Output of 8 million tons/year, full capacity utilization, globally competitive on cost and quality.

	Total investment (¥ billion)	04 05 06 07 08 (FY)	
No.3 blast furnace renovation	29	●———→	Achieve output of 8 million tons/year
New CGL	26	●——→	Strengthen production of steel sheet for automotive sector
Increase high grade plate output	7	●——→	Focus on energy sector
IPP (Independent Power Producer)	57	————→	Underpins stable earnings



Accelerating distinctiveness by meeting demand for high-end products and further strengthening our brand

Tsutomu Ando
Representative Director and
Executive Vice President
President of Pipe & Tube Company

Pipe & Tube Company

Energy demand is growing worldwide as economic expansion continues apace in the BRICs countries and other emerging economies. Capitalizing on this trend as a comprehensive supplier of pipes and tubes with a dominant global brand, the Pipe & Tube Company, whose core products are seamless pipes and large-diameter welded pipes used in oil and natural gas development projects, will make substantial investments to offer more distinctive products.

Previous Medium-Term Business Plan—Results
During the previous plan, the business environment improved significantly, reflecting structural changes in markets and rising energy demand worldwide.

1) Structural changes in supply and demand
The global supply-demand environment for seamless pipe—our core product—has changed drastically over the last dozen years or so.

On the demand side, various trends are helping to support high and sustained levels of demand for seamless pipe. These dynamics include growing energy demand, centered on the BRICs countries, more intense oil field development driven by surging crude oil prices, and an increasing number of projects for natural gas, a comparatively clean source of energy. Mergers of major oil companies have also created a handful of so-called "super major" oil companies, which look at energy development projects from an even longer-term perspective. This is helping to eliminate the major fluctuations in demand we experienced in the past.

The supply side of the business has also changed. Our field, crowded with competitors in the past, has been whittled down to a few large players with over 1 million tons in annual output through mergers and restructuring.

As a result of these changes in the structure of the market, the price of seamless pipe has recovered and our business results have stabilized.

Sales Volume of Seamless Pipes and Large-diameter Welded Steel Pipes



(Millions of Tons)
1.2
0.9
0.6
0.3
0
1.01
0.35
0.87
0.47
0.91
0.47
1.05
0.51
1.13
0.46
01
02
03
04
05
(FY)
Seamless Pipes
Large-diameter Welded Steel Pipes

2) Improving productivity to satisfy robust demand

As demand for energy surges, customers are ordering more seamless pipes and large-diameter welded pipes. We have been able to satisfy this demand by making the most of the comprehensive strengths of the company. Raising capacity utilization ratios and improving yield ratios, as well as manufacturing pipes more efficiently by combining small-lot, varied-size orders into single batches, has enabled us to maximize output at our existing facilities. As a result, sales volume for seamless pipes in fiscal 2005, ended March 31, 2006, totaled 1.13 million tons, the highest figure for us since 1990. Sales volume of large-diameter welded steel pipes also remained at a high level, reaching 460 thousand tons.



Stainless steel boiler tubes

Another trend is supporting rising demand for seamless pipe; in China and other markets, there is growing demand for ultra super critical (USC) boilers for thermal power plants. These boilers help to boost generating efficiency and reduce CO_2 emissions. While conventional boilers use alloy steel boiler tubes, the latest USC boilers require high-performance stainless steel boiler tubes. In order to meet rising demand for these tubes, we added a heat-treatment furnace and other finishing facilities and brought them onstream in January 2006.

New Medium-Term Business Plan—Strategy

The company has built the leading global brand in seamless pipe, its core product, owing to the overwhelming advantages of its product development technology and a broad product range. In the new plan, in order to accelerate distinctiveness, we will use capital investment to respond to growing needs for cutting-edge products and leverage our brand power. We also plan to further strengthen our position as the world's leading comprehensive pipe and tube manufacturer by offering solutions that deliver value to customers.

1) Outlook for the business environment

Global oil and natural gas demand is expected to rise by 3.8 billion tons of oil equivalent (TOE) between 2000 and 2030. In the first ten years of this period alone, an increase of 1.4 billion TOE is projected. This figure is equivalent to more than three times current annual crude oil production in Saudi Arabia.

Outlook for Global Energy Demand



(Billions of TOE)
18
15
12
9
6
3
0
1.4 billion TOE
Others
Nuclear Power
Coal
Natural Gas
Oil
1990
2000
2010
2020
2030
(CY)

* TOE: tons of oil equivalent
Source: IEA World Energy Outlook 2005
IEA = International Energy Agency

Large-scale Oil and Natural Gas Development Projects Worldwide


Subsea line pipe Super 13 Cr
North Sea
Offshore Norway
Siberia
Russia
Astrakhan
Caspian Sea
Iran
China
Tarim, Szechuan, Changjing
Dagang
Sakhalin
Alaska
Offshore East Coast of Canada
Texas
Louisiana
Gulf of Mexico deep sea areas
Trinidad
Colombia
Libya
Algeria
Offshore Persian Gulf (Khuff layer development)
Offshore Nigeria
Offshore Malaysia Sarawak
Offshore Angola
Australia
H₂S ~10atm
Arctic regions ~-40°C
Deep wells 5,000~10,000m well depth
Deep sea ~2,000m water depth
Highly corrosive environments

Oil companies are therefore actively developing new fields, and this is expected to sustain firm demand for oil country tubular goods (OCTG). Consequently, we expect to see an increase in oil and gas development projects conducted in more challenging environments such as extremely cold climates or even greater drilling depths.

2) Creating a more distinctive lineup by focusing on high-end products

• Investing in high-end products

Over the three years of the new Medium-Term Business Plan, the company will endeavor to satisfy customer needs for greater volumes of high-grade seamless pipe, particularly from major oil companies, by investing approximately ¥40 billion to develop cutting-edge seamless pipe products. We expect sales volume of seamless pipe to reach 1.14 million tons in fiscal 2006. Based on the above investment, we aim to boost this figure to 1.24 million tons in fiscal 2008.

Seamless Pipe Sales Volume


Line pipe and other products
OCTG
Customer demand for greater volume
2006
Medium-term plan target
2008 (FY)
1.14
million tons
1.24
million tons

The company has already been working to increase orders for its cutting-edge products—super high-alloy OCTG*1 and 13 Cr OCTG*2. As a result, we have captured the top global share for super high-alloy OCTG and a substantial share of the 13 Cr OCTG market. We aim to supply a greater volume of cutting-edge products including alloy pipes for sour service. Of the projected increase in capacity of 100 thousand tons, 70% will be accounted for by these products.

*1. Super high-alloy OCTG: high alloy tubes containing more than 22% chrome.
*2. 13 Cr OCTG: high alloy tubes containing 13% chrome.

Sales Growth in Cutting-edge OCTG Products


(Thousands of tons)
200
150
100
50
0
8
57
32
8
63
35
13
73
43
15
90
65
20
100
80
03
04
05
06
08
(FY)
Medium-term plan target
Super high-alloy
13 Cr (including line pipe)
Alloy pipes for sour service

• Investing to meet demand for ultra-high-strength, large-diameter welded steel pipes

In addition to investing in high-end seamless pipe products, the company is also making strategic investments of around ¥10 billion at the Kashima Steel Works in its steelmaking plant, plate mill and large welded pipe mill. This investment, reflecting trends in development projects by major oil companies, is part of the company's efforts to meet new demand for ultra-high-strength, large-diameter welded steel pipe that is above or equal with the level of X100*. This product enables our customers to create overland, long-distance gas pipelines that transport the gas more efficiently at higher pressures, and also helps to reduce construction costs. Through this investment, we will create a world-class steel mill in the large-diameter welded steel pipe business, giving us the capability to offer more high-end products and accelerate distinctiveness in the company's key *area of strength*, the energy sector.

* A type of high-strength steel pipe that can withstand forces of up to 70kg/mm² (a yield strength of 100,000 psi or greater)

• Building a stronger brand

The company boasts a range of highly value-added products unrivaled in terms of performance and reliability. Examples include a strong lineup of carbon steel, super high-alloy and other products for any service conditions, and the VAM series of premium joints for harsh environments. Backed by this lineup, we can provide customers with the right product for any operating environment.

Moreover, underpinned by trusted relationships with customers cultivated over many years of business and a strong track record, our customers come to us first for advice before they launch a new project. Making use of our reservoir of technologies and the latest research, we then work hand in hand with them in R&D, ultimately creating new value-added products. This approach also allows us to win even greater trust from customers by accurately meeting their needs—a positive cycle and one of the company's strengths.

Looking forward, we will work to enhance R&D and supply chain management (SCM), including technical services, aiming to cement our position as the leading solutions provider for the oil and natural gas industry and forge even stronger relationships with customers.

3) Upgrading the upstream process at the Wakayama Steel Works

At the Wakayama Steel Works, we plan to close down the No. 4 blast furnace and install a replacement, the new No. 1 blast furnace (scheduled to begin operation in June 2009). This new furnace will offer the same performance and extended usable life as the state-of-the-art No. 1 blast furnace installed at the Kashima Steel Works in 2004. The new furnace will boost annual output of crude steel at our Wakayama site from 4 million tons to 4.5 million tons. By utilizing our existing infrastructure and running our advanced converter at full output, *we will be able* to make the upstream process more advanced and optimize production scale, thereby enhancing our competitiveness in the upstream process to strengthen the seamless pipe operating base.

In parallel, we plan to invest in environmental protection initiatives so that the Wakayama Steel Works continues to develop in harmony with the local community. Specifically, we will install the latest emission treatment equipment to coincide with an increase in capacity for the No. 5 sintering plant, and decommission the No. 6 coke oven, which is sited near the boundary of the steel works. The new No. 1 coke oven, replacing No. 6, will be constructed away from the edge of the site as part of our efforts to give more consideration to the surrounding community. Additionally, we plan to adopt coke dry quenching equipment (CDQ) for all our coke ovens.

Actively Enhancing *the Competitiveness* of Steel Works



Wakayama Steel Works
Leading brand in seamless pipes, full capacity utilization through long-term contracts for steel slab
Total investment (¥ billion)
05 06 07 08 09 10 (FY)
Renew upstream processes Environmental protection
160
Achieve output of 4.5 million tons/year Relocation of coke ovens
Increase capacity for seamless pipes
40
Focus more on cutting-edge products
Kashima Steel Works
Total investment (¥ billion)
05 06 07 08 09 10 (FY)
Meet demand for ultra-high-strength, large-diameter welded steel pipes
10
Further shift to high-end products



Enhancing technological capabilities and expanding business scale by developing our presence overseas and responding to the rising operating speeds of rail networks

Yasutaka Toya
Director and Senior Managing Executive Officer
President of Railway, Automotive & Machinery Parts Company

Railway, Automotive & Machinery Parts Company

The Railway, Automotive & Machinery Parts Company manufactures and supplies railway wheels, automotive crankshafts and other critical security components for the stable operation of railways and automobiles. We command a high market share in these product categories. Going forward, we plan to enhance our technological capabilities and expand our business by supporting Japanese automakers worldwide and responding to the rising operating speeds of Japan's *Shinkansen* (bullet train) and the buildup of China's high-speed rail network.

Previous Medium-Term Business Plan—Results

In November 2004, Huizhou Sumikin Forging Co., Ltd., an automotive forged crankshaft manufacturing and sales company, commenced operations in Guangdong, China. Together with International Crankshaft Inc. (ICI), a U.S.-based manufacturing and sales company, and our operations in Japan, this created a tri-polar global manufacturing framework.

The Company has secured a deal to supply all the wheels, axles, brake disks, gear units and couplers, as well as some of the bogie trucks, for the Taiwan High Speed Rail System. We also won an order to supply wheels, axles, brake disks and gear units for China's project to lift the operational speed of its conventional rail network.

As a result, growth has been balanced between railway parts, automotive parts and machinery parts, creating a robust business framework resilient to downside risks.

New Medium-Term Business Plan—Strategy

We plan to enhance our technological capabilities and expand the business in three ways: accelerate efforts to supply distinctive products, actively invest in Japan and overseas, and dramatically increase quality and output.

1) Initiatives in the railway parts business

We are currently working to boost sales in the North American freight-train market, estimated to be around 10 times larger than Japan's. In recent years, freight-train wheels in North America are increasingly being made from forged steel, rather than cast steel, due to safety considerations. Leveraging our record in Japan, we plan to boost exports of forged steel railway wheels to North America from 70 thousand units in the fiscal year under review, to 100 thousand units in fiscal 2006, ending March 31, 2007. Total production, including for Japan, will therefore reach roughly 190 thousand units. Centered on exports to North America, we intend to increase this figure further, producing a total of around 200 thousand units by fiscal 2008. In order to realize this increase in output, we plan to invest around ¥0.6 billion in our manufacturing framework, primarily in machining processes and heat treatment facilities.

Railway Wheel Production



(Thousands of units)
200
150
100
50
0
50
80
70
90
80
90
100
90
105
95
03
04
05
06
08
Medium-term plan target
(FY)
For export
For domestic customers

China continues to push forward with its project to raise the operating speed of its conventional rail network, and we are now targeting new contracts related to the project's next phase when speed is raised further.

Another key theme for us during the new plan will be to continue developing market-leading products based on proprietary technologies. Japan Railways companies are working on the development of next-generation *Shinkansen*, with plans to bring them into service in the near future. Our response will be to develop bogie trucks, axles, gear units and other components that are lighter, quieter and more stable so that trains can run at even higher speeds and take curves more smoothly.

2) Initiatives in the automotive parts business

The switch from cast steel automotive crankshafts to lighter and stronger forged steel versions is continuing in the auto industry. Supported by this global trend, we are working to boost sales with the aim of capturing more than 10% of the worldwide market for automotive crankshafts. To achieve this goal, we plan to increase production of these components at Huizhou Sumikin Forging Co., Ltd. in China by installing a second forging press line, scheduled to begin operating in 2008.

We have also decided to install a third forging press line at ICI in the U.S., scheduled to come onstream in 2009. Based on these initiatives, we hope to boost our share of the global automotive crankshaft market from around 8% in fiscal 2005 to roughly 12%. We are also examining the possibility of setting up a manufacturing site in the ASEAN region.

Group Automotive Crankshaft Production Framework



(Millions of units)
6.3
7.3
8.8
+
ASEAN
ASEAN
China
U.S.
Japan
2005
2008
2009~
(FY)

Actively Enhancing the Competitiveness of Steel Works



Railway, automotive and machinery parts
Capture 10% of the global crankshaft market
Total investment (¥ billion)
05
06
07
08
(FY)
China
Huizhou Sumikin Forging
2nd forging press line
U.S.
ICI 3rd forging press line
8
Expand overseas business
Boost productivity



Sumitomo Metals (Kokura), Ltd.

Establishing the Kokura brand as the leader in the specialty steel industry

Kitaro Yoshida

President and Chief Executive Officer
Sumitomo Metals (Kokura), Ltd.

Over the last thirty years, Sumitomo Metals (Kokura), Ltd. (SMK) has consistently channeled resources into the automotive field, enabling it to accumulate extensive technical expertise and resulting in greater competitiveness. Going forward, SMK aims to generate stable earnings and target further growth through innovative investments and by concentrating on fields where it already has a competitive edge.

Previous Medium-Term Business Plan—Results

Our objective in the previous plan was to build a stable earnings base by expanding sales of high-grade specialty steel products for automotive applications. Specifically, this involved boosting product quality, as well as investing to increase our capability to supply high-grade specialty steel bars by adding a steel bar inspection line.

New Medium-Term Business Plan—Strategy

In the new plan, we will continue our efforts to establish the Kokura brand as the leader in the specialty steel industry by creating a stable earnings base resilient to downside risks, and by promoting our growth strategy in Asia—a region expected to see continued and steady expansion.

1) Creating a stable earnings base

In order to more consistently deliver stable earnings, we aim to earn the leading reputation among our customers in the industry by creating and supplying a wider range of distinctive products centered on the automotive field. We will focus on four product categories: high-grade carbon steel, alloy steel, machining steel and bearing steel.

We plan to invest around ¥20 billion to achieve these goals, mainly by channeling investment into innovations in the steelmaking process. Specifically, in our aim to realize radical improvements in quality and productivity, we will create separate dedicated production lines for steel with enhanced processability (focusing on machining steel) and super-clean steel (mainly alloy steel and bearing steel). We will also invest to improve logistics inside the steelworks, upgrade aging equipment, and improve environmental initiatives, ultimately creating more robust upstream steel manufacturing processes.

Through these investments in innovations in the steelmaking process, we aim to boost the ratio of specialty steel to total production from 89% in fiscal 2005, ended March 31, 2006, to 92% in fiscal 2008, based on the knowledge that specialty steel is less susceptible to market downturns.

Additionally, in our sales activities, we plan to accelerate our shift to high-grade specialty steel by actively increasing our presence in the automotive, construction machinery, and export fields, all of which are areas projected to expand.

2) Promoting our growth strategy centered on Asia

Aiming to actively support our customers' global business strategies, which are primarily focused on Asia, we will, promote the capabilities of Steel Processing (Thailand) Co., Ltd., which produces cold heading quality steel wires and cold-finished steel bars, and take other steps.

Breakdown of Production at SMK



FY2005
Steel type
Specialty steel 89%
Ordinary steel
Sector
Automotive 75%
Other
FY2008
Steel type
Specialty steel 92%
Ordinary steel
Sector
Automotive 80%
Other

Actively Enhancing the Competitiveness of Steel Works



Sumitomo Metals (Kokura)
Establish Kokura as the leading brand in specialty steel
Total investment (¥ billion)
06
07
08
10
(FY)
Steel making process innovations
20
Boost quality of specialty steel and cost competitiveness

Steel Business



Sumitomo Metals (Naoetsu), Ltd.

Accelerating distinctiveness by focusing on high-performance products

Hideho Masuda

President and Chief Executive Officer
Sumitomo Metals (Naoetsu), Ltd.

presence in growth fields that offer the chance to generate earnings from distinctive products. Based on this approach, we will build a robust business base to support future growth.

Previous Medium-Term Business Plan— Results

We have worked to realize the potential of newly developed products, particularly precision rolled strips, and boost the profitability of our order book by raising prices and reducing the ratio of low-margin products.

New Medium-Term Business Plan—Strategy

Our business environment is expected to remain difficult. Challenges we face include oversupply in the market as Chinese steel makers add capacity, and surging prices of raw materials like nickel.

In this climate, we will target the automotive, energy and IT fields where demand is projected to expand. We plan to work closely with other parts of the Sumitomo Metals Group to speed up the development and sale of high-performance products for these fields. These products include pure nickel for large-capacity batteries used in mobile and other devices, and high-performance springs used in automotive and IT structural components. This approach, together with our efforts to become a key supplier of high-performance titanium products for aerospace and other components, will underpin our strategy of offering more distinctive products.

Engineering Business



Engineering Company

Aiming to secure stable earnings

Katsuhiko Yagi

Senior Managing Executive Officer
President of Engineering Company

Faced with a severe business environment due mainly to declining public-sector investment in Japan, the Engineering Company is currently rebuilding its business base. Our goal is to return to profitability by fiscal 2007.

Previous Medium-Term Business Plan—Results

To increase profitability, we focused on the promising field of systems buildings, and the civil engineering and steel bridge field, where we already have a competitive position.

We were able to expand sales in the systems buildings field by using a regional marketing approach. In the civil engineering and steel bridge field, orders for bridges dropped significantly due to pressure on public-sector budgets and other factors. Meanwhile, we worked to increase sales of composite segments, sandwich-type composite slab decks and other proprietary products.

New Medium-Term Business Plan—Strategy

We offer three series of products in the systems buildings field: "Tio," standardized products for factories, warehouses and shopping centers; "TREO" (the improved and renamed Ace series), free-designed products for factories, warehouses and shopping centers; and "Lafit," standardized products for offices, apartment buildings and schools. Going forward, we plan to focus on the highly competitive Tio series.

In the civil engineering and steel bridge field, we will push forward with cost rationalization and focus on projects where we can maximize our strengths to drive a turnaround.

Research & Development / Intellectual Capital Management


Sumitomo Metals' strengths
Ensure the leading reputation among customers
Reinforce relationships with customers
Provide application technologies
Offer solutions
Further enhance strengths in key fields
Focus on the energy and automotive fields
Concentrate on high-end products
Ensure balance between qualitative and quantitative growth

Sumitomo Metals is working to enhance its research and development capabilities by putting greater emphasis on quality. In addition to enhancing the performance of materials it provides, Sumitomo Metals is aiming to take its leading reputation among customers to an even higher level by delivering application technologies and solutions, thereby solidifying its relationships with users. By channeling resources into the energy and automotive fields, areas where Sumitomo Metals has a strong track record of developing a wide range of products, we plan to further strengthen our position in these sectors by creating high-end products that stand out in the market.

Technical development is conducted through close coordination between all research, manufacturing and marketing divisions through every phase of research, development, implementation and sales. Compared to the term of the previous Medium-Term Business Plan (FY2002 to FY2005), we are planning to boost consolidated R&D expenses by roughly 20% to further accelerate research and development. For fiscal 2006, ending March 31, 2007, we are budgeting expenses of ¥20.0 billion.

Corporate R&D Laboratories

Our Corporate R&D Laboratories conduct leading-edge and innovative advanced research and development. These activities are aimed at enhancing our leading reputation among customers and further strengthening our position in areas where we already excel.

Based on the business strategies of individual internal companies and subsidiary companies (such as Sumitomo Metals (Kokura), Ltd. and Sumitomo Metals (Naoetsu), Ltd.), R&D is cooperatively carried out in three fields: product development, application technologies and process development. In this way, we are able to pursue R&D demonstrating "The Sumitomo Metals Way" while continually speeding up our ability to address customer needs under the banner of "Create, Manufacture and Sell," which expresses our aim of ensuring manufacturing, sales and technology work as one.

R&D activities also include a medium- and long-term perspective to support future growth, such as research themes with common goals and research themes to support dramatic new leaps forward. In managing these themes, we concentrate on element technologies vital to support future growth and intensively pursue R&D that is both selective and focused.

We are also conducting more research projects based on collaboration between industry, government and academia. We are promoting this kind of collaboration with Osaka University's Graduate School of Engineering and with the National Institute for Materials Science.

Further enhance Sumitomo Metals' strengths


Enhance Output Capability
Select and Concentrate on Element Technologies
Strategic Allocation of R&D Personnel
Increase Use of External R&D Resources
Enhance Intangible Assets / Reinforce Technology Assets

Major Research & Development Achievements

☐ Automotive Field

High-efficiency Crash Boxes

Crash boxes are installed at the end of an automobile's front or rear side members (frames) in order to protect passengers in the vehicle in the event of a crash. The crash box folds like an accordion and is highly effective at absorbing impact energy from the crash.

Our crash boxes, jointly developed with Toyoda Iron Works Co., Ltd., have been specially designed to offer two times as much impact energy absorption as conventional products. As a result, the boxes can be made from thinner steel material, helping to significantly reduce vehicle weight.

These components have also been developed using advanced simulation technologies, helping to create crash boxes that offer stable impact absorption performance in an angled collision—something that presented challenges to conventional products.

This technology is being used in Toyota Motor Corporation's global strategic vehicle, the Vitz model, which was launched in February 2005. These crash boxes were also awarded the Nikkan Kogyo Shimbun 2005 Component Manufacturing Award in the automotive category.

Steel Sheet Hydroforming Technology for High-tensile Materials

Steel sheet hydroforming allows two steel sheets welded around the edges to be formed into component shapes through the injection of high-pressure water from one side of the material. Using this method, integrated components with complex shapes can be created, thereby significantly reducing the number of dies required and shortening production processes.

With this process, the shape of both the steel sheets and the dies is extremely important. Sumitomo Metals has therefore used high-precision simulation technologies to design the steel sheets and the dies, and separately, has developed highly reliable water injection and seal technology. These advances have allowed Sumitomo Metals to develop steel sheet hydroforming technology for large, complicated configured components made of high-tensile steel for the first time in the world. Our next step will be to use this technology to develop automotive components and offer the technology to automakers.


Newly developed crash box


Conventional crash box

Impact absorption in an angled collision (analytical results)


Direction of collision

Initiatives in the Automotive Component Field


Crash box
Front side member
Suspension member

Steel Sheet Hydroforming


Upper die
Lower die
Two steel sheets completely welded around the edges
High-pressure water


Prototype suspension member created by hydroforming

□ Energy Field

World's Leading Seamless Pipe Manufacturing Technology
The medium-diameter seamless steel pipe manufacturing line at our Wakayama Steel Works has a "high-cross-angle cone-type piercer," which is at the core of our seamless pipe manufacturing process. In order to meet demand for high-grade pipe from the global energy industry, this line remains in full production, mainly to manufacture cutting-edge products, specifically, Super 13 Cr pipe, duplex stainless steel line pipe, and high-strength, high-corrosion resistant oil country tubular goods (OCTG).

Because production is integrated, from casting through to heat treatment, the line is capable of mass production on short lead times, and also has the ability to pierce materials which don't have sufficient hot workability. In recognition of these superior technologies, we received the 2004 Okochi Memorial Production Prize and the Prize of the Minister of Economy Trade and Industry at the 2005 National Commendation for Invention.



High-cross-angle cone-type piercer

Development of High-corrosion Resistant OCTG Material
The environment for petroleum and natural gas drilling requires the development of alloys that are highly resistant to corrosion, including corrosion from exposure to carbon dioxide and hydrogen sulfide.

Sumitomo Metals has developed a series of OCTG products that perform well both technically and economically under various corrosive environments, allowing us to meet wide-ranging customer requests in a timely manner. The creation of this material development technology, the most advanced in the world, has won international recognition. Dr. Masakatsu Ueda, head of the department that spearheaded development, received the renowned Frank Newman Speller Award, presented by NACE International, a global association of corrosion engineers. This award is given each year to one person selected for significant contributions to the practice of corrosion engineering.


NACE

The Frank Newman Speller Award from NACE International

□ Railway Field

A consortium of Japanese companies has secured the first-ever export order for Japan's high-speed train, the *Shinkansen*, from Taiwan. In the consortium, Sumitomo Metals supplied all the required wheels, axles, brake disks, gear units and couplers, and some of the bogie trucks. The Taiwanese version of the *Shinkansen* is supposed to run at a higher maximum speed (300km/h) with heavier axle load than in Japan. The environment in Taiwan is also more demanding with respect to high temperature and humidity, steep gradients, shorter station intervals and other factors. In order to meet these requirements, we have complemented our conventional technologies with more advanced design and testing technologies.



The Taiwanese version of the *Shinkansen*

□ Basic Research

Development of Basic Production Technologies for Environmentally Friendly Ultrafine Steel

The best way to reinforce steel without adding alloy elements is to form smaller crystals. Ultrafine steel with particle diameters approaching 1μm has attracted attention for its contribution to reducing weight and increasing recyclability in products such as automotive components. We have been developing ultrafine steel through a project commissioned by the New Energy and Industrial Technology Development Organization (NEDO).

Using our unique large-scale continuous mill for testing continuous hot-rolling, we have succeeded in producing samples of hot-rolled steel sheets of ultrafine-grained steel for the first time in the world. These high-strength samples demonstrate practical workability, and we have started test fabrication of steel sheets for actual components.

Heat Treatment Simulation Technology

Sumitomo Metals has developed proprietary heat treatment simulation technology that incorporates a phase transformation analysis function.

We are currently building a database of material characteristics needed for simulations, and at the same time, working with domestic and international partners in academia and industry to further enhance this simulation technology.

The technology can be applied to a wide range of heat treatment processes, including hardening using heat treatment furnaces or high-frequency waves. Customers in the automotive, railway and other sectors have also welcomed the new technology, owing to its ability to help solve problems that arise during the hardening process such as deformation, cracking and residual stress.

Workability test sample of ultrafine steel


High strength
Tensile strength
New production process
High-strength and practically workable steel realized
Ultrafine steel particles
Twice the strength
Ferrite grain size


Strength enhanced through the production of steel with ultrafine particles

Hardened layer distribution (residual stress distribution) simulation : Crankshaft high-frequency hardening


High-stress zone inside the hardened layer
Pin
Journal
Counterweight

Main Awards Received by Sumitomo Metals

*Please refer to "Recent Major Awards From Customers" on page 49.

2005	Ichimura Industrial Prize	Contribution Award	Development of processing technology to promote the generation of protective rust for weatherproof steel
	National Commendation for Invention	The Prize of the Minister of Economy, Trade and Industry	New-generation technologies for the production of medium-size seamless pipes and tubes
	The Japan Institute of Metals	Technology Development Award	Development of high-quality, high-efficiency manufacturing technology for continuously casting small-diameter round billets
	The Japan Institute of Metals	Technology Development Award	Development of "SM-125S," 125ksi grade high strength low alloy steel OCTG for mildly sour environments
	The Japan Institute of Metals	Technology Development Award	Improvement of sinter softening property and slag drainage behaviour by controlling chemical compositions of iron ore sinter
	The Japan Institute of Metals	Research Paper Award	In-situ observation of growth behavior of Fe-Zn intermetallic compounds at initial stage of galvannealing process
2006	The Iron and Steel Institute of Japan	Tawara Award	Hydrogen absorption behavior and delayed failure destruction tests for high-strength steel bolts in atmospheric conditions
	The Iron and Steel Institute of Japan	Sawamura Award	Development of a 3D sinter process mathematical simulation model
	NACE International	Frank Newman Speller Award	Research activities in the field of corrosion engineering

Intellectual Capital Management

Our Medium-Term Business Plan specifically calls for the management of intellectual capital through continual enhancement of intangible assets.

Our Intellectual Property Department staff, as specialists in intellectual property rights laws, closely work with researchers and engineers with experience of customer facilities and our manufacturing plants. We are working to build up and utilize highly integrated patent portfolios related to each of the core technology areas aligned to our businesses. In addition to building effective patent portfolios, we also accumulate unique expertise in areas such as manufacturing, maintenance, process-control and quality-assurance to support the creation of a brand trusted by customers over the long term. The Sumitomo trademark that we imprint on each of our products is imbued with the Sumitomo business philosophy that "Steadiness and reliability are of the greatest importance."

We believe that the organic integration of both tangible assets and intellectual capital is crucial in industries requiring substantial investment in facilities and equipment, such as the steel industry.

Center of Application Technology for Customers (SMICAT)

To provide solutions for customer needs by leveraging the integrated technological abilities of Sumitomo Metals and its Group companies, the Center of Application Technology for Customers (SMICAT) was established in 2001 as an integrated application technology center to cooperate closely with customers. Using processing, evaluation, simulation and other element technologies accumulated over the years within the Sumitomo Metals Group, SMICAT has developed and supplied processing technologies designed to meet specific customer requirements and new components based on groundbreaking approaches, as well as the necessary related materials. The center intends to continue moving forward hand in hand with users to create a leading reputation among customers as their "knowledge partner."


Provide technology solutions
Knowledge and technology Partner
Ability to address customer needs and issues
Sumitomo Metals
SMICAT
Center of Application Technology for Customers
Coordination to utilize technological seeds that evolve
The Sumitomo Metals Group

Towards Sustained Growth Together With All Our Stakeholders

Contents

For more details about our environmental activities, please refer to our Annual Report [illegible] Environmental Version at the Company URL: [illegible]

[illegible]

Together with Local Communities and Society

Based on a belief in the importance of partnerships with local communities and society, we are actively working to preserve the environment and contribute to local communities and society.

Global Environmental Preservation—Through Production Processes

Manufacturing activities affect the environment in many ways. Sumitomo Metals is working to preserve the environment by reducing CO_2 emissions, controlling the generation of by-products, and promoting recycling and environmental risk management, not only by complying with environment-related laws but also through strict self-management.

Preventing Global Warming

Sumitomo Metals is actively working to conserve energy in order to reduce CO_2 emissions, which are a cause of global warming.

□ Conserving Energy

Steel production at Sumitomo Metals has been rising due to increased demand for steel around the world, but we have been able to limit energy consumption related to production processes to lower levels. In fiscal 2005, ended March 31, 2006, our crude steel production was 18% higher than in fiscal 1990, but energy consumption actually declined 6.6%. As a result, we estimate that CO_2 emissions in fiscal 2005 from energy generation sources were reduced 6.4% from fiscal 1990 to 24.75 million tons.

Energy Consumption and Consumption Index


(PJ)
400
300
200
100
322.3
300.6
289.5
291.0
295.0
301.1
100
98.3
96.3
95.9
94.7
-6.6%
Energy conservation rate (%)
100
90
1990 1995 2000 2003 2004 2005 (FY)

PJ (peta-joule): a unit of energy or heat; the prefix "peta" is equal to 10^{15}.
Energy conservation rate: The fiscal 1995 specific energy consumption for crude steel = 100

CO_2 Emissions Generated by Energy Sources


(Million tons of CO2)
300
200
100
26.43
24.76
23.62
23.76
24.12
24.75
-6.4%
1990 1995 2000 2003 2004 2005 (FY)

Helping to Realize a Sustainable Society

Sumitomo Metals is implementing a range of 3R (reduce, reuse, recycle) initiatives on an ongoing basis.

□ Promoting the Recycling and Effective Reuse of By-products

Slag, which accounts for three quarters of by-products at Sumitomo Metals, is reused effectively as a raw material in a range of slag-based products, while dust and sludge are recycled in the steelmaking process. As a result, in fiscal 2005, final disposal volume was 85% lower than the level in 1990, equating to a recycling rate of 98%.

Recycle of By-products and Final Disposal Volume


(Thousand tons)
800
600
400
200
0
726
599
148
86
114
110
90
97
97
98
98
98
-85%
Recycle rate (%)
100
95
90
1990 1995 2000 2003 2004 2005 (FY)

Sumitomo Metals Slag Utilization



Blast furnace granulated slag	Blast furnace air-cooled slag	Steelmaking slag

Amount of slag used: 6.09 million tons

Blast furnace slag	69%	O Cement material	37%
		O Roadbed subbase	18%
		O Construction material	6%
		O Other uses	8%
Steelmaking slag	29%	O Construction material	16%
		O Reuse	6%
		O Other uses	7%
Electric furnace slag	2%	O Use	1%
		O Final disposal	1%

Environmental Risk Management

Sumitomo Metals is striving to minimize risks to the environment by introducing equipment and implementing operational improvements that reduce environmental load.

■ Risk Management for Soil and Water Quality

We make constant efforts to preserve the soil and groundwater environment by complying with relevant environmental standards. Our wastewater treatment system purifies plant wastewater, which is then reused to minimize the amount of wastewater that is released.



Pressure-dialysis acid recovery system (Sumitomo Metals (Naoetsu), Ltd.)

There are many other substances harmful to the environment such as dioxins, PCBs and asbestos. Sumitomo Metals is conducting the thorough management of these substances as well.

Atmospheric Emissions of Dioxin



(g-TEQ)
60
Regulatory limit (FY2005): 54
40
20
15.0
14.0
4.5
6.3
7.3
0
2001
2002
2003
2004
2005
(FY)

Toxic Equivalent Quantity (TEQ): Quantity expressed as a sum total found by converting dioxin homologs to quantities, starting with those having the strongest toxicity

■ Risk Management for Air Quality

The amounts of sulfur oxide (SOx), nitrogen oxide (NOx) and dust that are emitted during manufacturing have been drastically reduced through the introduction of a range of equipment such as exhaust gas desulfurizers, low-NOx burners and dust collectors that use activated coke. In recent years, however, SOx emission volume has been rising slightly due to increases in steel production.

SOx emissions



(Millions of Nm^3)
20
Regulatory limit (FY2005): 14.0
10
4.2
3.0
3.7
3.9
3.9
4.0
0
1980
1990
2000
2003
2004
2005
(FY)



Sintering plant exhaust gas dust collector that uses activated coke (Kashima Steel Works)

■ Environmental Preservation Pacts With Local Governments

We have concluded environmental preservation pacts concerning various environmental management items between each of our works and their respective local governments. Furthermore, we have installed and monitor the operation of various types of control equipment to manage and remove pollutants generated during production. Operators are periodically trained and other steps are taken to ensure thorough pollution control.

Environmental Management

We view the environment as one of the most important issues for management, and are tackling environmental problems on a global scale by utilizing our Group network's comprehensive capabilities.

□ Environmental Management Organization

In addition to local environmental issues, we also recognize that global-scale environmental issues have become increasingly important. The Sumitomo Metals Group has formed an organization that enables the entire group to take action on these issues. In addition to the existing Environment Committee and the Group Environment Committee, we held a Group Environmental Supervisors Meeting in April 2006 to promote further sharing of information among group companies.

□ Environmental Management System

Founded on longstanding efforts in environmental improvements, Sumitomo Metals established an environmental management system and have all production sites certified under ISO 14001 by fiscal 1998. We are working to improve the level of environmental management through the "plan-do-check-act" (PDCA) cycle. At present, we are obtaining certification for environmental management systems at Group companies as well.

Environmental Management System


Action
Apply results to the plan
Plan
Action plan
Check
Inspect, audit, review
Do
Carry out the action plan

□ Environmental Audit

ISO 14001 requires that audits be performed periodically. At Sumitomo Metals, environmental audits are conducted by the section in charge of the environment at each works and by external auditing agencies. In addition, each works receives an audit (mutual auditing) conducted by a joint team consisting of representatives from the Head Office's Environment Department and other works. We also began environmental audits at Group companies from 2006. We will continue to work together as a Group in the pursuit of incremental improvements in environmental management.

Environment Audit Organization


General Manager of Works
Environment Audit Organization
Production divisions
Indirect divisions
Once/year
Head Office's environment department + Environment department at other plants (mutual audits)
Once/year
External environmental auditing agency

□ Environmental Education

Since 1983, when Sumitomo Metals became the first steelmaker to conduct an Environmental Engineering Workshop company-wide, we have continued to provide environmental training to our employees. With environmental education becoming increasingly important, we now offer systematic training tailored to each employee grade, from new hires to senior management. Environmental education is also provided at all works, which are conducting specially designed training programs. In 2003, we started environmental workshops for the presidents of Group companies.

□ Disclosure of Environmental Information

In April 1996, the Wakayama Steel Works opened an Environmental Public Relations Center outside the steel works. This center discloses real-time environment-related information, including information on air quality, noise, and water quality in the vicinity.



Environment Monitoring Map

□ Environmental Accounting

Sumitomo Metals actively invests in environmental equipment to preserve the environment. The costs related to environmental preservation in business activities and this investment are combined to calculate total costs of environmental measures. In fiscal 2005, environmental measures totaled ¥5.1 billion in environment-related investments, and ¥36.1 billion in maintenance costs related to environmental preservation. The breakdown of environment-related investments was approximately 30% for global environmental measures and 40% for air pollution abatement and other environmental measures; the breakdown of maintenance costs was approximately 50% for recycling measures and 30% for environmental measures. In addition, the cost of environment-related R&D was ¥2.5 billion, accounting for approximately 15% of the total R&D cost.

In terms of the effects of environmental measures, revenue from the sale of fine slag powder, roadbed subbase materials and other by-products totaled approximately ¥2.7 billion and revenue from the contracted recycling of waste from other industries totaled approximately ¥0.3 billion.

Costs of Environmental Measures

Billions of Yen

Item			Definitions	FY2005 Investment	FY2005 Maintenance
Business area costs	Environmental measures costs	Air pollution	Costs of electricity and other operating costs, and maintenance costs of dust collectors, exhaust gas desulfurization, denitrization, etc.; facility maintenance costs and expenses for raw material stockyard dust control	2.1	8.02
		Water pollution	Costs of electricity/chemicals and other operating costs, and maintenance costs of effluent treatment facilities	0.71	2.27
		Other pollution	Costs involving measurement for noise, odor, soil and other pollution	0.04	0.77
	Global environmental measures costs		Costs of electricity and other operating costs, and maintenance costs of waste-heat and waste-energy recovery equipment	1.52	0.74
	Resource recycling costs		Costs of electricity/chemicals and other operating costs, and maintenance costs of water recycling facilities; costs related to recycling of by-products; costs related to reduction and processing of industrial wastes, or to outside contracting of such services	0.7	18.76
Management activity costs			Costs for employee environmental training, ISO 14001 operation, and monitoring and measuring environmental loads, and personnel costs of environmental protection organizations	–	0.84
R&D costs			R&D costs including personnel for environmentally conscious steel products and reduction of environmental load during production and distribution	–	2.51
Social activity costs			Costs for creating greenbelts on plant sites, support for external environmental activities and disclosure of environmental information	–	1.09
Environmental damage costs			SOx levies stipulated by the Law Concerning Pollution-Related Health Damage Compensation and Other Measures	–	1.08
Total				5.1	36.1

The costs of environmental measures were categorized and tabulated based on the "Environmental Accounting Guidelines 2005" published by the Ministry of the Environment.

□ International Environmental Solutions

The prevention of global warming is an international issue that must be tackled through cooperation with other countries. The Sumitomo Metals Group has participated in a large number of international collaborative projects for environmental and energy-conserving technologies, utilizing its accumulated technology in environmental improvement and energy conservation. These activities have centered on the Energy Conservation Model Project and Basic Surveys for Joint Implementation Project carried out by the New Energy and Industrial Technology Development Organization (NEDO), as well as the Chinese Steel Industry Environmental Protection Technology Improvement Project carried out by the Japan International Cooperation Agency (JICA). We will continue to participate in wide-ranging activities that contribute to the prevention of global warming.

Contributing to Society

The Sumitomo Metals Group not only contributes to society through business operation, but also actively promotes various activities that widely contribute to the development of local communities as a corporate citizen.

□ Contributing to Society Through Group Sites

Every year, the Group actively conducts plant tours for more than around 30 thousand visitors (elementary and junior high school children on social studies outings, for example) and also engages in volunteer activities such as clean-ups and sports instruction. It also supports and participates in regional festivals.

Also, the Kashima Antlers professional soccer team, which plays in the J League, grew out of Sumitomo Metals' own in-house soccer team and has played a vital role in revitalizing the local community since it was established.

Facilities' Activities That Contribute to the Community (unless noted otherwise, figures are for fiscal 2005, ended March 31, 2006)

	Corporate Research and Development Laboratories	Kashima Steel Works	Wakayama Steel Works and Pipe & Tube Company (Kainan)	Steel Tube Works (Amagasaki)	Osaka Steel Works (Konohana)	Sumitomo Metals (Kokura), Ltd.	Sumitomo Metals (Naoetsu), Ltd.
Plant Tour Visitors*1	1,076 (about 42% from universities and government institutions)	22,382 (about 68% from elementary schools)	Wakayama 7,915 (about 36% from elementary, junior high, and high schools) Kainan 555	326	2,522 (about 6% from elementary and junior high schools)	1,205 (about 67% from elementary schools)	595 (about 33% from elementary, junior high, and high schools)
Sports Events		o Sumikin Cup sports competitions 1,823 participants (table tennis, volleyball, baseball, mini basketball) o Baseball and swimming classes 224 participants			o Konohana Youth Baseball Tournament (Sumikin Cup) 7 teams, about 140 participants		o Naoetsu Children's Baseball Tournament (Sumitomo Metals (Naoetsu) President's Cup) 17 teams, about 340 participants
Volunteer Activities: Activities	Hasaki Triathlon traffic control o Coordinated cleaning of industrial park o Hasaki coast clean-up	o Hirai-Ontsu beach clean-up o Clean-up of areas surrounding our Steel Works o Removal/disposal of illegally posted advertisements o Planting, maintenance of trees along Stadium Oodori o Planting, maintenance of cherry trees o Dispatching Suigo drumming and comic storytelling clubs	o Kinokawa riverbed clean-up o Wakayama-shi 10,000-man clean-up o Isoura coast cleaning activities (organized by the Wakayama Steel Works)	o Commuter road clean-up (three times a month) o Participation in regular cleaning activities organized by local community associations	o Commuter road clean-up (weekly)	o Cleaning and friendliness activities (commuter road clean-up (twice a month), employee manners awareness activities) o Participation in the clean-up campaign for New Kitakyushu Airport (organized by Kitakyushu City)	o Naoetsu beach clean-up (annually)
Volunteer Activities: No. of volunteers	about 10	about 1,100	about 350	about 300	about 1,500	about 600	about 200
Community Relations Activities*2	o Participation in Kirasse festival	o Sponsorship of Kashima festival o Participation in "We love Ibaraki" citizen's festival (environmental fair exhibition)	o Participation in the Furusato Kainan festival o Participation in the Kinokawa lacquer ware festival	o Participation in local summer festivals o Provision of fields for American and flag football team practice (since April 2001)	o Participation in local events, such as Bon Festival dances, children's carrying of portable shrines o Participation in festivals for Konohana-area residents	o Participation in Kokura Gion Festival	o Participation in Joetsu Festival o Support for high-school student volunteers in Joetsu o Participation in and provision of awards for local elementary schools athletic competitions
Facilities Made Available		o Sakura Park (part of the compound) o Ouka Park (part of the compound)	o Gymnasium and field (only Kainan area)	o Field	o Field o Gymnasium o Table tennis facility o Employees' clubhouse	o Gymnasium o Field o Employees' clubhouse	o Gymnasium o Field

*1 Total number of plant visitors: about 36,576 *2 CR activities: community revitalization support activities

■ Donations and Support Activities

Sumitomo Metals offers assistance to regions and people affected by natural disasters, and provides support for a wide range of fields such as education, culture and the arts, local communities and welfare.

During the year under review, a number of regions worldwide were severely affected by natural disasters. Sumitomo Metals contributed donations to provide support for the victims of Hurricane Katrina, which hit southern states in the U.S., and the 2005 Pakistan earthquake.

Sumitomo Metals provides these donations and support as a way of giving something back to local and international communities.

■ Contributing to Society Through Sumitomo Foundation Grants Programme

The Sumitomo Foundation, which was established to commemorate the 300th anniversary of the Besshi Copper Mine, the cornerstone of Sumitomo's earliest business operations, celebrates 15th anniversary this year. It has provided grants for 2,840 projects worth a total of ¥4.88 billion. To ensure harmony with the environment and contribute to society, Sumitomo Metals has also provided support through donations since its initial establishment. These public grants are provided in five wide-ranging fields: 1) basic science research; 2) environmental research; 3) the protection, preservation and restoration of cultural properties in Japan; 4) the protection, preservation and restoration of cultural properties outside Japan; and 5) Japan-related research in various Asian countries.

■ Support for Environment-related Research

The Steel Industry Foundation for the Advancement of Environmental Protection Technology (SEPT) was established in 1973 to promote R&D on environment-preserving technologies related to the steel industry, contribute to environmental preservation and help to improve related technologies. Sumitomo Metals actively supports this foundation, which has achieved many successes such as technology for reducing dioxin contained in exhaust gas from sintering machines.

■ Contributing to International Interchange and Education Through the Kansai Association Switzerland-Japan

This association was founded in 1982 and was headed initially by Sumitomo Metals' former chairman Housai Hyuga. The head of the association is now Hiroshi Shimozuma, the current chairman of Sumitomo Metals, while the Company's General Affairs Department acts as the association's secretariat. The Kansai Association Switzerland-Japan was founded to promote greater understanding and friendship between the two countries through stronger international links. The association supports different types of interchange, including contacts between members on a corporate and individual basis as well as between Japanese and Swiss youth groups.

As part of the interchange between the two countries' youth groups, with the support of the Swiss embassy in Japan and the Swiss consulate general in Osaka, as well as participation from Osaka City, every summer, six junior high school students from Osaka and Switzerland visit their respective countries alternately for three-week homestays and other activities. Since it was founded in 1984, the association has helped a total of 138 students to take part in this interchange, helping to give them a broader education and a more international outlook.

■ Creating a True Forest of 500 Thousand Trees

The Hachinohe lime mine operated by Sumimetal Mining Co., Ltd. produces limestone at sea level and lower, by the open-cut method. The limestone produced is used in Sumitomo Metals' steel manufacturing operations. As part of efforts to create an even more extensive forest than existed before the exploration of this mine, Sumimetal Mining runs the Kamoshika Forest Tree-planting Festival. Under the direction of Dr. Miyawaki, the Director of the Japanese Center for International Studies in Ecology (JISE), the plan is to plant 500 thousand trees of thirty broadleaf species that are native to the area, such as Konara oak and Mizunara water oak, over a ten-year period from 2005 in an area of about 180 thousand m² on the slopes of the mine.



The Kamoshika Forest Tree-planting Festival

Together With Employees

Aiming to ensure that our employees can work actively and with peace of mind for many years, we are promoting workplace safety and health, employee health programs and other personnel-related initiatives.

Safety and Health Management System

The first objective of safety and health management is to allow company employees and all others who work in our plants to work without concern of injury or illness. In order to achieve this objective, our personnel have to observe prescribed procedures and use machinery and raw materials correctly, ultimately leading to the reliable manufacture of higher quality products.

Sumitomo Metals has developed *Kiken Yochi* (risk prediction) activities, safety training that allows participants to safely experience dangers in the workplace, and other safety and health initiatives adopted by numerous companies in Japan. We have also put in place Occupational Safety and Health Management Systems (OSHMS) to systematically improve safety and health management on an ongoing basis. This framework, in accordance with Sumitomo Metals basic policy for safety and health, sets clearly defined plans and objectives for each site. Progress with implementation is audited on a periodical basis and remedial steps taken to improve the system. Our manufacturing sites have gradually received certification for their efforts from the Japan Industrial Safety and Health Association (JISHA). The Kashima Steel Works, the first site to receive this certification in Japan, was also the first to have its certification renewed in May of this year. As for OSHMS systems, "the Guidelines on Occupational Safety and Health Management Systems" are published by the Ministry of Health, Labour and Welfare, and guidelines are also published by the International Labor Organization (ILO). OSHMS systems have been recognized as an effective means of enhancing safety and health and adopted by companies in many countries worldwide.

Ensuring its employees are healthy in both mind and body is one of a company's most important duties. In terms of mental health, the subject of growing attention in recent years, we offer advice and support to employees through a dedicated team of occupational health specialists and other staff. We have also contracted external organizations to provide advice on employee assistance programs and other areas as part of a mental health care program. In 2006, we carried out major revisions to the 1993 edition of our internal mental health care training text, and began using it in training for each employee level. Going forward, we plan to further upgrade initiatives to promote employees' health so that our people can work to the best of their abilities in the workplace.

Asbestos, and the damage it causes to human health, is another issue that has been under the spotlight in Japan recently. For some time now, Sumitomo Metals has been replacing any asbestos at its sites with non-asbestos versions, and even before asbestos became a public health issue, had halted new purchases of the material. We have also removed or completely enclosed any other asbestos sprayed to prevent any fibers from entering the atmosphere. Some of our sites are still equipped with equipment that contains a type of asbestos that does not disperse fibers, but this material, too, is gradually being replaced with non-asbestos versions when repair is carried out.

At Sumitomo Metals, we continue to work to raise safety and health standards on a Group-wide basis by both visiting Group companies to provide guidance and giving them opportunities for training.

Sumitomo Metals Basic Policy for Safety and Health

1. To ensure the safety and health of employees is the basis of development for the Company's business.
2. The Company shall continuously endeavor to ensure the safety and health of employees in the Sumitomo spirit of "respect for people," in accordance with the Company's policy "Sumitomo Metals treasures people and technologies," and in the way of thinking, "safety is the origin of the employees' welfare and the basis for any management," that has been the long-cherished guideline for the Company's safety and health management.
3. The Company shall continue to contribute to society through safety and health, taking pride in a history in which the Company has played an advanced role in Japan's safety and health measures.
4. Continuous improvement resulting in safety and health shall be a universal target.

Industrial Accident Occurrence at Sumitomo Metals



(Incidents/year)
40
30
20
10
0
4.0
3.0
2.0
1.0
1975 1980 1985 1990 1995 2000 2001 2002 2003 2004 2005 (CY)
No. of LTI (Lost Time Injuries) (Left Scale)
Frequency Rate of LTI in manufacturing industry nationwide (Right Scale)
Frequency Rate of LTI (Right Scale)

Measures to Protect Human Rights

Sumitomo Metals conducts training activities regarding human rights on a Group-wide basis, mainly through the Companywide Social Integration and Human Rights Promotion Committee.

Specifically, we are actively engaged in providing training to a wide range of occupational levels within the Company. We also hold lectures on human rights and provide workplace training courses conducted by training leaders on an individual worksite basis. Furthermore, we now offer a broader range of training content—in addition to the conventional areas of social integration and human rights, we also deal with areas such as sexual harassment, the Law for Measures to Support the Development of the Next Generation, and issues concerning people with disabilities.

In recruiting processes, we also emphasize human rights by putting priority on fairness and equality.

Status of Social Integration and Human Rights Education Initiatives

- Social integration and human rights training for executives
- Training programs for various occupational levels
- Cultivation of workplace training leaders
- Workplace training courses
- Participation in training and lectures, etc., held by the government and external organizations
- Lectures conducted by external lecturers
- Promoting recruitment of people with disabilities

Recruitment at Sumitomo Metals

New employees (April 2006)	298
Mid-career recruits (during fiscal 2005)	207
New employees with disabilities (during fiscal 2005)	7

Employee Data

Number of employees*1	6,668 (Male 6,385; Female 283)
Ratio of female employees	4.2%
Average age*1	44.1 years old
Average length of service*1	23.3 years
Ratio of employees with disabilities*2	1.66%

*1 As of March 31, 2006 *2 As of June 1, 2006

Creating Better Working Environments

Aiming to ensure employees are motivated and can demonstrate their skills to the full, we have adopted employment equality of opportunity measures and other initiatives to create better working environments. We are also working to ensure the fair treatment of all employees based on impartial evaluation of their abilities.

To create an environment where employees can work with peace of mind over the long term, we provide various leave programs for recuperation, childcare, and nursing care, as well as various employee housing support schemes—company housing and boarding schemes, a housing property savings scheme, and a housing finance program.

Building Healthy Industrial Relations

Sumitomo Metals and the Federation of Sumitomo Metal Workers' Unions have worked hand in hand to build healthy industrial relations underpinned by mutual trust and understanding of Sumitomo Metals' traditions. Based on this foundation and respect for opposing perspectives, labor and management have communicated and worked closely on a daily basis to tackle a wide range of issues in the workplace.

Specifically, senior management and the leaders of the labor union hold meetings where they exchange opinions on the Company's operating environment and business performance. Sumitomo Metals will continue to use these meetings as a means of ensuring appropriate levels of communication and understanding between management and labor.

Forward-looking Personnel Initiatives

■ Support for Developing the Next Generation

To enable employees to carry out their work and bring up children at the same time, we have established a childcare leave program. We also take into consideration childcare requirements when determining employee work duties. Following the full-scale enforcement of the Law for Measures to Support the Development of the Next Generation in April 2005, we formulated a General Business Operator Action Plan. In line with this plan, we are promoting various measures to support parenting, such as the extension of the childcare leave program.

■ Retiree Reemployment Program

Sumitomo Metals has run a Retiree Reemployment Program since 2003 to enable the reemployment of personnel who reach the mandatory retirement age. After the April 2006 revisions to the Law Concerning Stabilization of Employment of Older Persons, we worked to improve the program in line with objectives of the law. For example, as part of efforts to respond to the challenges of Japan's aging society, we are more actively reemploying retirees in order to maintain technological and skill levels at Sumitomo Metals and ensure these skills are smoothly transferred to younger employees.

Reinforcing Human Resources

Reinforcing human resources is part of efforts to enhance our intangible assets—a key objective in our new Medium-Term Business Plan. Specifically, in response to issues like the imminent mass retirement of baby boomers and Japan's falling working population due to the declining birthrate, we plan to implement concrete measures to consistently secure excellent people to maintain and improve our powerful frontline capabilities.

■ Sumitomo Metals Engineers—Vital to Powerful Frontline Capabilities

At Sumitomo Metals, we have worked to boost manufacturing efficiency by adopting computer-controlled automated production lines that require fewer people. Nevertheless, we still rely on a large team of experienced engineers with high levels of expertise to respond to sudden emergencies and anomalies in operations. It takes a long time to acquire this kind of experience and expertise, which is vital to sustaining high levels of quality and boosting productivity.

To maintain this skills base, which underpins our competitiveness as a company, we are training engineers to acquire unique skill sets and working to transfer expertise to our next generation of employees.

■ The Baby Boomer Generation Reaches Mandatory Retirement

Sumitomo Metals' workforce comprises comparatively fewer employees in the 35-45 age range, primarily as a result of reduced hiring during past steel industry slumps. Meanwhile, with around half of our workforce made up of employees in their 50s, many of our experienced personnel are approaching mandatory retirement age.

■ Understanding Overall Skill Levels to Strategically Strengthen Frontline Capabilities

Faced with the above challenges, Sumitomo Metals is working to quantify individual employee skill levels, using this data to create a "frontline skills map" on an individual site basis. Based on an understanding of anticipated changes in overall skill levels, we are systematically securing and training personnel to fill any gap between the technical expertise we need in our operations and the skill level of our workforce.

● Quantitative Initiatives

We plan to ensure that skills and expertise are passed on to the next generation of employees through initiatives such as rehiring retirees. We are actively utilizing them for providing skills guidance to new hires as well as younger employees, and for creating manuals.

We are also working to attract talented people by casting our recruitment net wider. Specifically, in addition to high school graduates—our traditional source of new recruits—we are focusing on hiring new graduates from universities, junior colleges and technical colleges and attracting mid-career professionals to alleviate the age imbalance in our workforce.

Quantitative Focus

- O Actively rehire retired employees
- O Secure human resources using diverse recruitment channels
- O Upgrade training programs

Simulated overall skill levels at the Kashima Steel Works



FY2003=100
105
100
95
90
2003
2004
2005
2006
2007
2008
(FY)
Rehires + new hires, etc.
New hires only
No new recruitment

● Qualitative Initiatives

Using the "frontline skills map," Sumitomo Metals will work to cultivate the kind of skills it needs over the long term. This will be supplemented by enhanced training programs tailored to each employee level, including new hires, younger employees, mid-career personnel, supervisors and managers. We will also fully leverage our Human Resources Development Center, which boasts the latest training tools and facilities, to boost training in specialist fields such as factory automation, process control and hydraulic technologies.

Qualitative Focus

- O Acquire skills required for the long term based on the "frontline skills map"
- O Upgrade training programs

Boost individual skills and ensure new hires are rapidly up to speed



Targeted individual skill levels
Skill level
Change in individual skills using existing measures
Raise skill levels
Quickly acquire skills
Years of continuous work experience



Human Resources Development Center (Kashima)

Disaster Prevention Measures

We are working continually to maintain and enhance our capability to prevent disasters as part of our corporate social responsibility. Our efforts focus on ensuring employee safety, maintaining a stable supply of products to customers, and building networks with local communities.

Specifically, we have established a dedicated department at each plant site to handle facility operation and maintenance, and disaster prevention. Under ordinary conditions, these departments take preventative steps to ensure there are no accidents at facilities and implement a variety of disaster prevention measures. They also respond to incidents and emergencies such as natural disasters.

This approach is also being taken at head office. In particular, in accordance with the Business Continuity Guidelines, Cabinet Office, we are promoting measures to ensure Sumitomo Metals remains operational in the event of an emergency situation such as an earthquakes centered directly under Tokyo.



Disaster prevention training (Osaka Steel Works)

Together With Customers and Suppliers

Working to be a company trusted by customers, we are developing environmentally friendly products, dispatching engineers to customer sites and promoting quality assurance activities to win the leading reputation among customers.

Global Environmental Preservation—Through Our Products

Products that interact closely with customers can play an important role in improving the environment. Sumitomo Metals is leveraging its advanced technologies to respond to customer needs by developing products that reduce weight, energy consumption, and CO_2 emissions and last longer.

□ Eco Products : Reducing the Environmental Load of Cars

Our high-performance, highly functional steel products are contributing to lighter weight, improved fuel economy, and enhanced safety in automobiles.

● Stainless steel gaskets

Together with Honda R&D Co., Ltd., Sumitomo Metals has succeeded in developing stainless steel sheet for use in engine gaskets. By reducing the size of crystals in the metal to their physical limit, it became possible to produce stainless steel with a resistance to metal fatigue tha t is much higher than ordinary stainless steel. This product contributes to improved engine efficiency.



Stainless steel gaskets

● High-strength forged connecting rods

Connecting rods connect the pistons to the crankshaft and transmit power. Sumitomo Metals and Honda Motor Corporation have jointly developed high-strength steel for use in forged connecting rods with a 30% higher resistance to metal fatigue, while reducing weight by 13%. These components are currently used in the Honda Legend and Civic. No lead is used to make the steel, thereby helping to reduce their environmental load.



Cracking connecting rod

● 27SXH electrical steel sheet for high-efficiency motors

Demand is growing for hybrid vehicles, which are seen as one way of helping to preserve the environment. We have developed 27SXH non-oriented electrical steel sheet for use in the iron core of hybrid vehicle drive motors. This steel features superior electromagnetic characteristics and excellent workability. By controlling the orientation of the steel crystals, we have succeeded in boosting energy conversion efficiency, contributing to significant reductions in CO_2.



Motor (also used as a generator) incorporating 27SXH

● Sumi Dent Super high tensile strength steel sheet

Sumitomo Metals has developed the world's first automotive bake-harden (BH) high tensile strength steel sheet, which hardens at paint-baking temperatures (170-180°C). This steel sheet is used for automobile door and hood panels, and is resistant to denting when struck by stones or other objects. Sumitomo Metals is now developing a broad range of BH high tensile strength steel sheet to contribute to the manufacture of lighter cars, including a product with even higher functionality called Sumi Dent Super. This product is being prepared for application, primarily as high-strength steel automobile panels.



Door panel undergoing performance evaluation

■ **Eco Products: Contributing to the Development of Energy**
Our high-strength steel products that can withstand harsh environments are supporting the development of energy and high-efficiency energy plants around the world.

● High-alloy oil well pipes
Natural gas is a clean source of energy that is kind to the earth, but not to pipes. This is because the geological stratum at which natural gas is found is deeper than that of oil, and drilling environments sometimes include highly corrosive CO_2 and H_2S gases. Our oil well pipes are high-grade seamless pipes containing high ratios of chrome and nickel, giving them enhanced corrosion resistance at high temperatures. In combination with VAM special screw joints that have superior airtight qualities in corrosive conditions, these pipes aid the development of natural gas resources in harsh conditions.


High-alloy oil well pipes

● Large-diameter line pipes
Since pipelines that transport oil and natural gas are used in all types of harsh environments from the freezing cold of Siberia and the North Sea to the heat of the desert, reliability is of great importance. Sumitomo Metals' large-diameter welded steel pipes are world-leaders in the field and include high-cleanliness steel pipes with superior corrosion resistance, as well as high-strength thick steel pipes that can withstand high-pressure transport for improved efficiency. These pipes have earned Sumitomo Metals a strong reputation globally.


Pipeline

● High-toughness, high-strength steel plate for offshore structures
Offshore structures used to drill for and extract natural gas require high toughness in addition to high strength. Sumitomo Metals has obtained certification for a broad range of its offshore structure steel plate produced using thermo-mechanical control process (TMCP) technology, and has built up a superior track record of supplying these products.


Offshore oil drilling facility

● Continuous casting 9% Ni steel plate for large LNG tanks
LNG is stored at the extremely low temperature of -164°C, and 9% Ni steel plate must be used in LNG storage tanks because of its high resistance to brittle fracture at extremely low temperatures. Sumitomo Metals has developed a continuous casting method for 9% Ni steel plate, and supplies this product for use in LNG tanks not only in Japan, but also worldwide.


Large LNG tank

□ Eco Products: Supporting Daily Life

Diverse steel products with superior performance supplied by Sumitomo Metals play an active role in daily life.

● Heat Dissipation Steel Sheet With Excellent Electrical Conductivity—Heat Radiation Sumitomo Hi-Coat

Electromagnetic shields and components that dissipate heat are needed in consumer electronics and office automation (OA) equipment. However, the use of harmful substances such as hexavalent chromium that have been used in the past for these products is now restricted. Heat Radiation Sumitomo Hi-Coat is a type of steel sheet that effectively dissipates heat and exhibits excellent electrical conductivity. Despite containing no hexavalent chromium, this steel sheet meets the required performance specifications.



A PDP TV back panel made from Heat Radiation Sumitomo Hi-Coat

● Geo-wing Pile

Geo-wing pile is an environmentally friendly steel tube pile for use in the foundations of low to medium-height buildings. We have also developed Geo-wing pile Ⅱ, which can be used for medium-height to tall buildings. Both products are environmentally conscious, producing no waste soil and very little vibration and sound during construction. The wings attached to the piles produce propulsion and strong cutting-edge support when rotating, so offer benefits in terms of power as well.



Geo-wing pile Ⅱ

□ R&D Contributing to the Environment

Sumitomo Metals is engaged in a broad range of R&D based on a long-term and global perspective to preserve the environment through its business activities. For example, we have been actively developing stainless steel sheets for use in fuel cell separators, visible light-responsive photocatalysts, and other projects that meet current needs, and contribute to society.

Key Research Themes

R&D fields	R&D subject
Reducing automobile weight	• Advanced aluminum wheels • Steel sheet for hot pressing • Tailored blank technology • Hydroforming technology
Reducing hazardous substances	• Lead-free machining steel • Chromium-free surface-treated steel sheet • Production technologies for environmentally conscious ultrafine-grained steel • Visible light-responsive photocatalysts
Clean energy	• Steel materials for production and transport of natural gas • Materials for nuclear power stations and steam generator heat transfer pipes • Heat-resistant steel materials for high-efficiency power generation • Stainless steel sheet for fuel cell separators
Energy conservation	• Energy conservation technology in the steel production process • Simulation technology for furnace combustion and steel heating • Invar alloy for LNG use • Electromagnetic steel sheet for home appliances • High-performance heat radiation steel sheet
Safety and security	• High corrosion-resistance stainless steel • Sound proofing railway wheels (lowering noise) • Crash boxes • Steel tubes for airbags • Fatigue-resistant steel (steel plate used in shipbuilding and other applications) • Retarders using permanent magnets
Longer lifetimes	• Environmental friendly Weather Act surface treatment • Stainless steel for engine gaskets • Steel plate with superior resistance to corrosion • High-alloy OCTG
Environmental preservation	• Development of waste gas smelter • Technology for recovering valuable metals in waste fluids from acid pickling process • Perfect impermeability method with SM-J piles (preventing runoff of hazardous substances) • Ecological open-type wharves

Quality Assurance System

In order to supply products that satisfy customers, Sumitomo Metals is striving to improve product quality and strengthen its quality management system. One example of this approach was our decision to ask JIC Quality Assurance Ltd. to carry out an ISO 9001 maturity audit of our Wakayama Steel Works. As a result, in June 2004, the site became the first in Japan to receive this maturity certification for its quality management system. Through the application of this maturity audit, we have raised our internal audit functions to those used by external certification bodies, thereby reinforcing our quality management system self-diagnostic capabilities. In this way, we are working to further improve the level of our quality management capability and enhance customer satisfaction.

With the Aim of Winning the Leading Reputation Among Customers

At Sumitomo Metals, all relevant personnel are aiming to help the Company win the leading reputation among customers based on an integrated quality management system extending from manufacturing to delivery. To realize this goal, we have implemented highly targeted measures to reinforce relationships with customers, including rapidly responding to quality problems by dispatching engineers to temporarily work at customer sites under the Guest Engineer Program and Quality Patrol Activity, and by providing application technology that matches their needs. As a result, we have received many awards from customers in the areas of technology development and quality management.

Green Purchasing

When purchasing materials and parts for manufacturing, we procure only the quantity we need, adopt products with longer lives, and employ underused products. In office products, we actively work to reduce the number of photocopies made and use recycled paper. In addition, we are striving to ensure our purchasing activities have as little environmental load as possible. For example, we have introduced low-emission vehicles and we use lumber from tree trimming as cushioning materials (approximately 10,500m^3 per year) when transporting products by ship.



Use of lumber from tree trimming when transporting products by ship

Recent Major Awards From Customers

Date of award	Customer	Award name	
Feb. 2006	Toyota Motor Corporation	Award for Quality Performance	Sumitomo Metals: Five consecutive years
		Award for Technology & Development	Sumitomo Metals: Three consecutive years
Jan. 2006	Honda Motor Corporation	Special Award Appreciation to Excellent Suppliers (Quality Award)	Sumitomo Metals
		Special Award Appreciation to Excellent Suppliers (Technology & Development Award)	Sumitomo Metals (Kokura)
Mar. 2006	Toyota Motor Manufacturing North America, Inc.	Excellent Delivery Performance Award	ICI: Four consecutive years
		Quality Award	ICI: Two consecutive years
Mar. 2006	Honda of America Manufacturing, Inc.	Quality Performance Award	ICI

Together With Shareholders and Other Investors

At Sumitomo Metals, we put significant importance on investor relations (IR) activities aimed at shareholders and other investors, providing them with an extensive range of useful information on a timely basis. Our IR activities reflect the importance we place on strong bidirectional communication with shareholders and other investors.

Returning Profits to Shareholders (Dividend Policy)

Sumitomo Metals' basic policy to return profits to shareholders is the payment of stable dividends.

In fiscal 2005, ended March 31, 2006, earnings reached record levels for the second consecutive year. The Company also posted a gain on the sale of shares associated with the public listing of SUMCO CORPORATION. Consequently, the Company declared a dividend of ¥7 per share, an increase of ¥2 from the previous fiscal year.

Going forward, we intend to steadily and rapidly implement the various measures outlined in the Medium-Term Business Plan (FY2006 to FY2008), build an earnings structure resilient to downside risk, and endeavor to return profits to all shareholders based on the sustained payment of stable dividends.

Breakdown of Shareholders by Type (As of March 31, 2006)

No. of shares issued: 4,805,974,238 shares
No. of shareholders: 310,705


Foreign companies
872,935 (18.2%)
Securities companies
107,211 (2.2%)
Other corporations
1,016,580 (21.3%)
Individuals and other shareholders
1,296,144 (27.1%)
Financial institutions
1,492,149 (31.2%)
Breakdown of Shareholders
(1,000s of shares)

Note: The above graph does not include shareholders with holdings of less than one trading unit.

Information Disclosure (Adoption of Quarterly Disclosure)

Sumitomo Metals previously disclosed annual and interim business results (May and November) and announced earnings outlooks twice a year (March and September) in order to provide useful information on a timely basis to all shareholders and investors. From fiscal 2005, however, we began disclosing quarterly business results prior to the enactment of legislation requiring such disclosure. We also provide extensive content such as consolidated balance sheets, statements of income, and segment information for quarterly business results. Furthermore, based on the perspective of providing information in a more timely manner, we now disclose our fiscal-year results during April, rather than May. In addition, in order to swiftly provide information on our earnings outlooks, we have decided to release them in tandem with business results for each quarter, instead of announcing outlooks twice a year (March and September) as previously.

Domestic and Overseas IR

Sumitomo Metals holds medium-term business plan briefings and business results briefings for domestic institutional investors and analysts. These meetings allow the management team to provide information about medium-term business plans, business results, earnings outlooks and topics of business. Furthermore, Sumitomo Metals' management team visits domestic and overseas institutional investors. In this way, we are conducting active investor relations (IR) activities.

The Company also provides IR information such as news releases, annual reports, financial reports, and analyst briefing materials and video information to all general shareholders and other investors via the Company's website. In addition, we distribute the latest information on our website via e-mail to individuals who have registered their e-mail addresses with us.

From fiscal 2006, we also plan to hold plant inspection tours at the Kashima Steel Works and Wakayama Steel Works with the aim of fostering a deeper understanding of the Company's business operations among our shareholders.



Medium-Term Business Plan Briefing

Financial Section

Contents

1. Business Environment in Fiscal 2005 (ended March 31, 2006)

During the fiscal year under review, domestic demand for steel products remained stable due to sales to vehicle producers, shipbuilders and other manufacturers, as well as to private businesses investing in plant and equipment. Demand also grew in the export sector due to the steady recovery of the global economy.

While strong demand for high-grade products continued, the rapid growth in steel production in China and other nations resulted in an increase in inventories of general-use steel products, chiefly in the spot sales sector, at home and abroad. The polarization of the gap between supply and demand became even more apparent.

Supplies of iron ore, coal and other raw materials for steel production are becoming restricted worldwide, and prices have increased considerably.

2. Business Results

The Sumitomo Metals Group (the "Group") has made efforts to reduce the supply and demand gap for general-use steel products. The Group took a cautious approach to production, in particular by reducing output from the second half of the fiscal year. On the other hand, demand for high-grade products, which are a staple of the Group and used for applications that include the energy sector and automobile production, is increasing. As a result, the Group maintained a high level of production, with Group crude steel production reaching 13.31 million tons.

In response to customer demand for a stable supply of steel products, the Group made efforts to secure stable procurement of raw materials and maintain the steady operation of production facilities in order to enhance our production and shipment capabilities. With the understanding of our customers, the Group has continued to revise its steel products prices to reflect the increased costs accompanying the surge in raw material prices.

As set forth in our Medium-Term Business Plan (fiscal 2002 to fiscal 2005), the Group is striving to restructure the steel business and enhance its competitiveness and strengthen its financial position. We have already achieved all initial management goals, including the identification of and focus on specific businesses, and a substantial reduction in debt. In addition, we are working with Nippon Steel Corporation and Kobe Steel, Ltd. to deepen the level of cooperation among the three companies and increase mutual benefits by sharing iron- and steel-making facilities, increasing cross-company shareholdings, and integrating group company businesses.

1) Consolidated Net Sales

Net sales increased ¥315.8 billion, or 25.5%, year on year to ¥1,552.7 billion. The steel business reported an increase in sales of ¥319.7 billion, supported by an improvement in the price of steel products and other factors, while the electronics business posted an increase of ¥11.7 billion, reflecting firm semiconductor demand. However, sales fell by ¥18.1 billion in the engineering business due to declining public-sector investment, a tighter focus on strategic business areas and other factors.

2) Consolidated Operating Profit

Operating profit rose ¥122.9 billion, or 67.2%, to a record high of ¥305.8 billion. Operating profit on sales rose 4.9 percentage points to 19.7%, mainly due to revisions to steel products prices and cost reductions.

3) Consolidated Other Income (Expenses)

Other income, net was ¥0.4 billion, compared to other expenses, net of ¥13.3 billion in the previous fiscal year. This chiefly reflected an increase in gain on sales of investment securities due to the booking of ¥41.0 billion from the sale of shares in SUMCO CORPORATION following its initial public offering.

4) Consolidated Net Income

Income before income taxes and minority interests increased ¥136.6 billion, or 80.6%, to ¥306.1 billion.

Net income rose ¥110.3 billion, or 99.6%, to ¥221.2 billion, a record for the Group. Net income per share increased from ¥23.05 in the previous fiscal year to ¥46.03 in the fiscal year under review.

Operating profit and net income for the reporting period both set new records for the Group.

3. Capital Expenditures

Consolidated capital expenditures on property, plant and equipment (construction base) increased ¥22.3 billion year on year to ¥82.6 billion. This investment was mainly channeled into the Kashima Steel Works for the construction of power generation equipment as IPP (Independent Power Producer), the renovation of the No. 3 blast furnace, and the construction of a hot-dip galvanizing line. Of total capital expenditures, ¥76.6 billion was invested in the steel business, and the remaining ¥6.0 billion was used in the non-steel business. Consolidated depreciation and amortization of property, plant and equipment declined ¥4.0 billion to ¥75.2 billion.

4. Research and Development

In the reporting period, research and development costs totaled ¥16.4 billion, an increase of ¥1.6 billion compared to the previous period. The Sumitomo Metals Group is enhancing its R&D activities as part of efforts to win the leading reputation among customers. Aiming to further reinforce its presence in fields where it is already strong, the Group is channeling research resources into strategic areas, and identifying then focusing on key technologies. Based on close cooperation between the corporate R&D Laboratories, each steelworks and each sales division, the Group is also actively conducting joint R&D with customers. Additionally, in order to make greater use of external research resources, the Group is participating in new collaborative research projects with partners in industry, government, and academia including Osaka University's Graduate School of Engineering and the National Institute for Materials Science.

Consolidated research and development costs in each business were as follows:

1) Steel Business

Research and development costs in the steel business rose ¥1.4 billion to ¥15.2 billion.

As the Group's core business, the business focuses research on boosting the performance of existing products, developing unique products to meet customer needs, and creating innovative manufacturing processes that benefit both these areas. Specifically, R&D is targeted on the energy and automotive fields, which are projected to grow further going forward.

2) Engineering Business

Research and development costs were on a par with the previous fiscal year at ¥0.1 billion.

3) Electronics Business and Other Businesses

Research and development costs rose ¥0.2 billion to ¥1.1 billion.

5. Financial Position

As of March 31, 2006, consolidated total assets were ¥2,113.3 billion, an increase of ¥190.2 billion compared to the end of the previous fiscal year.

Current assets increased ¥70.6 billion, to ¥675.2 billion. This mainly reflected higher inventories, primarily products and half-finished products, related to increased prices of raw materials.

Fixed assets rose ¥119.6 billion to ¥1,438.1 billion compared to the end of the previous fiscal year, due mainly to an increase in investment securities.

Total liabilities declined ¥54.6 billion to ¥1,351.2 billion. Debt declined ¥206.1 billion to ¥679.7 billion, much lower than the target set in the Medium-Term Business Plan. This improvement reflected efforts to strengthen the Group's financial position by reducing debt.

Shareholders' equity rose ¥237.6 billion to ¥720.8 billion, reflecting increases in retained earnings and unrealized gain on available-for-sale securities. The equity ratio rose 9.0 percentage points from 25.1% to 34.1%. The debt equity ratio was 0.94.

6. Cash Flows

In line with objectives in the Medium-Term Business Plan, the entire Sumitomo Metals Group has worked concertedly to achieve an improvement in earnings. As a result, in the fiscal year under review, the Group generated cash of ¥311.9 billion from operating activities. At the same time, among other initiatives, steps were taken to reduce consolidated debt, leading to a decline in cash and cash equivalents of ¥9.8 billion to ¥32.5 billion at March 31, 2006.

Operating activities provided net cash of ¥311.9 billion, compared to ¥277.3 billion in the previous fiscal year. This chiefly reflected ongoing efforts to increase earnings by raising prices for steel products, particularly steel pipes, cutting costs and taking other actions.

Investing activities used net cash of ¥63.8 billion, compared to ¥12.0 billion in the previous period.

Financing activities used net cash of ¥258.3 billion, compared to ¥297.3 billion in the previous fiscal year. This was mainly due to efforts to reduce consolidated debt.

7. Dividend Policy

Sumitomo Metals' basic dividend policy is to return profits to shareholders by paying a stable dividend. Taking into account the second consecutive period of record earnings in the fiscal year under review, and gain on sales of investment securities from the sale of shares in SUMCO CORPORATION following this company's listing, the Company has decided to raise the full-year dividend applicable to fiscal 2005 by ¥2.00 to ¥7.00 per share.

Going forward, Sumitomo Metals will steadily and rapidly implement the initiatives in its new Medium-Term Business Plan to build an earnings structure resilient to downside risk, while at the same time continuing to return profits to shareholders through the payment of stable dividends.

8. Outlook for Fiscal 2006 (ending March 31, 2007)

Although the Group will need to monitor the effects of the international situation and the surge in crude oil prices on economic activity both in Japan and abroad, global economic expansion, led by China and the Southeast Asian region, is currently expected to continue. The Group also expects demand for its high-grade steel products to remain firm due to demand from manufacturers, particularly in the automotive sector, and from the energy sector.

In this business environment, the Group aims to respond to customer demand for a stable supply of quality products through the steady operation of its production facilities. The Group also will secure stable procurement of raw materials, improve systems used to supply high-grade steel products, reduce costs as well as maintain and improve the prices of steel products.

The Group is working to implement steadily and promptly its Medium-Term Business Plan (fiscal 2006 to fiscal 2008), which aims to deliver sustained growth in corporate value by emphasizing quality. The Group is working to transform itself into a company trusted by all stakeholders.

During the course of the previous three-year Medium-Term Business Plan, the Group used consolidated cash flows to refocus operations on strategic areas and reduce excessive amounts of debt. During the new plan, the emphasis will be on building the foundations to support future growth with capital expenditures of ¥480 billion.

During the Medium-Term Business Plan (fiscal 2006 to fiscal 2008), we also aim to boost the core earnings ratio from 70% in fiscal 2005 to 80% in fiscal 2008. At Sumitomo Metals, the core earnings ratio represents the ratio of consolidated operating profit generated by distinctive product categories resilient to fluctuations in supply and demand, and operating profit derived from unique, proprietary business models.

Based on these and other initiatives, the Group is targeting consolidated net sales of ¥1,560 billion and net income of ¥161 billion in fiscal 2006.

Three-year Consolidated Cash Flows and Uses of Cash
(Billions of yen)


Asset sales, etc.
390
Operating cash flows (before tax)
800
730
50
30
320
Capex. 250
60
Debt repayments
Dividends
Tax
Investments, loans, etc.
Interest
10
90
290
480
Capex. 480
50
Operating cash flows (before tax)
920
FY03–FY05
FY06–FY08

9. Operational Risks

Risk considerations in respect of operations and other matters concerning Sumitomo Metals and the Sumitomo Metals Group include increases in steel raw materials prices, changes in product selling prices, foreign exchange rate movements, interest rate fluctuations, natural disasters and accidents, and effects of environmental laws and regulations, among others. Realization of any of these risks could greatly influence our investors' decision-making. Conscious of the potential for such events to occur, the Company is taking steps to prepare with a combination of preventive and reactive measures.

(1) Economic conditions in Japan and the world

Demand for Sumitomo Metals' products tends to be linked to economic growth in Japan, and if the economic environment deteriorates, this could have an adverse impact on the Group's earnings.

Moreover, as the Group sells products overseas directly or through major customers, the global economic environment may also have a major impact on the Group's business situation.

(2) Steel raw materials prices (including freight)

Steel raw materials prices (including freight) have been rising steeply, and there is a risk that it will be impossible to adequately forecast the trend in prices going forward.

(3) Changes in product selling prices

Any changes in market prices of the Company's products due to economic conditions and other factors may have an impact on the Group's earnings.

(4) Foreign exchange rates

The Group's foreign exchange balance shows an excess of dollar-denominated transactions. Consequently, any changes in foreign exchange rates may have a direct impact on the Group's earnings.

(5) Interest rate fluctuations

The Group mainly operates in the steel industry, which is a processing industry. Although the Group raises funds by means of external borrowings that are generally at fixed interest rates (including swaps), any rise in interest rates may lead to increases in the cost of raising funds.

(6) New product development and technological change

In response to changes in customer needs, the Group constantly works to develop new products that achieve differentiation and generate high added value; this requires sustained investment of management resources.

(7) Securing and fostering key personnel

The future growth and success of the Group depends on securing engineers and other personnel for different operational areas. Securing personnel through recruitment and training is therefore an indispensable part of the Group's activities.

(8) Product defects

The Group carries out rigorous quality control. However, inferior quality or product defects leading to product liability compensation for damages could have an adverse impact on the Group's earnings.

(9) Intellectual property

The Group is working to acquire and utilize intellectual property rights relating to its proprietary technology and to prevent infringement of other companies' intellectual property rights. However, as technology becomes more advanced and complex, any lawsuit relating to intellectual property rights could have an adverse impact on the Group's earnings.

(10) Investment in growing Asian markets

The Group manufactures and sells products, and also invests in the expanding markets of Asia. Its businesses in these markets are exposed to various risks that may have an adverse impact on the Group's earnings, including unstable political and economic conditions, unforeseen changes in laws and regulations, and a low level of protection for intellectual property rights.

The Group may be unable to sufficiently recoup its investments in these markets due to the realization of such risks.

(11) Natural disasters and accidents

The Group could be significantly affected in the event of an earthquake or other natural disaster that damaged its key facilities. Meanwhile, to minimize accidents that could occur in the processes of manufacturing and distribution, the Group carries out accident prevention inspections, and repair and maintenance at all of its facilities. However, if an accident did occur, this could have an adverse impact on the Group's earnings.

(12) Environmental laws and regulations

The Group conforms to Japanese and overseas laws and regulations with regard to waste, harmful substances, and by-products that are generated in association with its corporate activities. Nevertheless, tighter regulations in the future could have an adverse impact on the Group's businesses, and/or its earnings or financial position.

(13) Retirement benefit liabilities

If the market value of the Group's pension assets falls, or if the investment yield on pension assets declines, or if there is a change in the basic assumptions that serve as the premise for the calculation of projected benefit obligations, losses may occur. Furthermore, an unrecognized prior service cost could occur due to a change in the retirement benefit system.

(14) Deferred tax assets

Under Japanese accounting standards, it is permitted to record tax benefits that are expected to be realized in certain situations as deferred tax assets. The booking of deferred tax assets is based on various estimates and assumptions, including those relating to future taxable income; the actual outcome of these tax assets could differ from estimates and assumptions.

(15) Changes to regulations

The Group conforms to laws, ordinances and other regulations. Nevertheless, changes to laws, regulations, policies, actual practice, interpretations of laws and other such matters in the future, as well as actual situations arising from these changes, could have an adverse impact on the Group's businesses, and/or its earnings or financial position.

(16) Share prices

The Group holds publicly listed shares. Share price fluctuations could therefore impact on the Group's earnings and financial position.

(17) External evaluation

In accordance with applicable laws, ordinances and related regulations, the Group is working to increase the transparency of management by disclosing important information relating to the management of the Group in a timely and appropriate manner. The Group also has an active investor relations (IR) program to deepen the level of shareholder and investor understanding of the Group. However, if the external evaluation of the Group were to deteriorate, this could have an adverse impact on the Group.

Consolidated Balance Sheets

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries as of March 31, 2006 and 2005

Assets	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
As of	March 31, 2006	March 31, 2005	March 31, 2006
Current assets:			
Cash and time deposits (Notes 3 and 8)	¥ 32,670	¥ 42,547	$ 278,110
Marketable securities (Notes 3 and 4)	1	1	6
Notes and accounts receivable (Note 17) —			
Trade	211,773	190,087	1,802,783
Other	37,659	42,663	320,582
	249,432	232,750	2,123,365
Allowance for doubtful accounts	(512)	(535)	(4,358)
	248,920	232,215	2,119,007
Inventories (Note 5)	364,502	305,930	3,102,935
Deferred tax assets (Note 13)	21,251	14,741	180,907
Prepaid expenses and other	7,874	9,170	67,038
Total current assets	675,218	604,604	5,748,003
Property, plant and equipment (Notes 7 and 8):			
Land (Note 6)	359,215	349,185	3,057,927
Buildings and structures	688,221	684,834	5,858,695
Machinery and equipment	2,084,970	2,074,039	17,748,956
Construction in progress	63,989	36,998	544,730
Total	3,196,395	3,145,056	27,210,308
Accumulated depreciation	(2,186,895)	(2,138,097)	(18,616,626)
Net property, plant and equipment	1,009,500	1,006,959	8,593,682
Investments and other assets:			
Investment securities (Note 4)	240,606	129,459	2,048,237
Investments in unconsolidated subsidiaries and associated companies	156,006	141,121	1,328,046
Deferred tax assets (Note 13)	8,425	8,616	71,725
Other assets	25,358	33,285	215,868
Allowance for doubtful accounts	(1,721)	(901)	(14,653)
Total investments and other assets	428,674	311,580	3,649,223
Total	¥ 2,113,392	¥ 1,923,143	$ 17,990,908

See Notes to Consolidated Financial Statements.

Liabilities and Shareholders' equity	As of	Millions of yen 2005 March 31, 2006	Millions of yen 2004 March 31, 2005	Thousands of U.S. dollars (Note 1) 2005 March 31, 2006
Current liabilities:				
Short-term bank loans (Note 8)		**¥ 162,191**	¥ 256,178	**$ 1,380,699**
Current portion of long-term debt (Note 8)		**145,488**	204,160	**1,238,515**
Notes and accounts payable (Notes 8 and 17) —				
Trade		**348,386**	295,385	**2,965,742**
Other		**40,590**	38,773	**345,538**
		388,976	334,158	**3,311,280**
Income taxes payable		**95,801**	16,349	**815,535**
Deferred tax liabilities (Note 13)		**93**	119	**793**
Other current liabilities		**70,406**	56,904	**599,351**
Total current liabilities		**862,955**	867,868	**7,346,173**
Long-term liabilities:				
Long-term debt (Note 8)		**409,531**	469,053	**3,486,260**
Liability for employees' retirement benefits (Note 9)		**33,219**	34,600	**282,783**
Liability for rebuilding furnaces		**4,234**	4,238	**36,047**
Deferred tax liabilities (Note 13)		**25,696**	11,092	**218,745**
Deferred tax liabilities on land revaluation (Note 6)		**9,818**	9,818	**83,577**
Other long-term liabilities		**5,767**	9,162	**49,094**
Total long-term liabilities		**488,265**	537,963	**4,156,506**
Minority interests		**41,305**	34,074	**351,626**
Commitments and				
Contingent liabilities (Notes 15, 16 and 18)				
Shareholders' equity (Notes 10 and 20):				
Common stock, authorized 10,000,000,000 shares in 2005 and authorized 7,000,000,000 shares in 2004; issued, 4,805,974,238 shares in 2005 and 2004		**262,072**	262,072	**2,230,973**
Capital surplus		**61,897**	61,897	**526,919**
Retained earnings		**300,588**	115,852	**2,558,846**
Land revaluation surplus (Note 6)		**16,061**	16,299	**136,727**
Unrealized gain on available-for-sale securities		**84,385**	31,165	**718,355**
Foreign currency translation adjustments		**(3,591)**	(3,799)	**(30,570)**
Total		**721,412**	483,486	**6,141,250**
Treasury stock, at cost 3,806,634 shares in 2005 and 2,968,381 shares in 2004		**(545)**	(248)	**(4,647)**
Total shareholders' equity		**720,867**	483,238	**6,136,603**
Total		**¥2,113,392**	¥1,923,143	**$17,990,908**

Consolidated Statements of Income

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
For the years ended	2005 March 31, 2006	2004 March 31, 2005	2005 March 31, 2006
Net sales (Notes 17 and 19)	¥1,552,765	¥1,236,921	$13,218,399
Cost of sales (Notes 14, 17 and 19)	1,106,954	924,259	9,423,290
Gross profit	445,811	312,662	3,795,109
Selling, general and administrative expenses (Note 14)	140,007	129,783	1,191,856
Operating profit (Note 19)	305,804	182,879	2,603,253
Other income (expenses):			
Interest and dividend income	4,057	4,217	34,541
Interest expense	(12,299)	(17,537)	(104,700)
Equity in earnings of unconsolidated subsidiaries and associated companies	16,676	14,105	141,961
Foreign exchange (loss) gain	(9,944)	2,238	(84,651)
Gain on sales of investment securities	47,872	29,373	407,523
Loss on disposal and sales of property, plant, equipment and other assets (Note 11)	(8,244)	(16,824)	(70,183)
Impairment loss of fixed assets (Notes 7 and 19)	(3,179)		(27,066)
Loss on business restructuring (Note 12)	(4,789)	(6,840)	(40,768)
Cost of PCB disposal	(2,108)		(17,947)
Loss on compensation for completed construction	(4,101)		(34,911)
Charge for transitional obligations for employees' retirement benefits (Note 9)		(6,535)	
Loss resulting from disaster damage		(3,489)	
Other, net	(23,562)	(12,009)	(200,573)
Other income (expenses), net	379	(13,301)	3,226
Income before income taxes and minority interests	306,183	169,578	2,606,479
Income taxes (Note 13):			
Current	(102,662)	(16,140)	(873,945)
Deferred	20,305	(40,742)	172,855
Total income taxes	(82,357)	(56,882)	(701,090)
Minority interests	(2,573)	(1,832)	(21,904)
Net income	¥ 221,253	¥ 110,864	$ 1,883,485

	Yen		U.S. dollars (Note 1)
For the years ended	2005 March 31, 2006	2004 March 31, 2005	2005 March 31, 2006
Per share of common stock (Note 2(s)):			
Basic net income, weighted average 4,802,583,988 shares in 2005 and 4,803,340,108 shares in 2004	¥ 46.03	¥ 23.05	$ 0.39
Cash dividends	7.00	5.00	0.06

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2006 and 2005

	Thousands	Millions of yen						
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Land revaluation surplus	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2004	4,803,620	¥ 262,072	¥ 61,884	¥ 11,998	¥ 16,295	¥ 28,037	¥ (4,103)	¥ (146)
Cash dividends, ¥5.00 per share				(7,206)				
Net income				110,864				
Increase due to inclusion of certain subsidiaries into consolidation and certain associated companies				196				
Net increase in land revaluation surplus due to business restructuring					4			
Net increase in unrealized gain on available-for-sale securities						3,128		
Net change in foreign currency translation adjustments							304	
Net increase in treasury stock	(614)							(102)
Gain on disposal of treasury stock			13					
Balance, March 31, 2005	4,803,006	262,072	61,897	115,852	16,299	31,165	(3,799)	(248)
Cash dividends, ¥7.50 per share				(36,024)				
Net income				221,253				
Increase due to inclusion of certain subsidiaries into consolidation and certain associated companies				7				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				(365)				
Bonuses to directors and corporate auditors				(135)				
Net decrease in land revaluation surplus due to business restructuring					(238)			
Net increase in unrealized gain on available-for-sale securities						53,220		
Net change in foreign currency translation adjustments							208	
Net increase in treasury stock	(838)							(297)
Balance, March 31, 2006	**4,802,168**	**¥ 262,072**	**¥ 61,897**	**¥ 300,588**	**¥ 16,061**	**¥ 84,385**	**¥ (3,591)**	**¥ (545)**

	Thousands of U.S. dollars (Note 1)						
	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Land revaluation surplus	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2005	$2,230,973	$526,919	$ 986,222	$138,747	$265,304	$(32,338)	$(2,117)
Cash dividends, ¥7.50 per share			(306,666)				
Net income			1,883,485				
Increase due to inclusion of certain subsidiaries into consolidation and certain associated companies			57				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies			(3,103)				
Bonuses to directors and corporate auditors			(1,149)				
Net decrease in land revaluation surplus due to business restructuring				(2,020)			
Net increase in unrealized gain on available-for-sale securities					453,051		
Net change in foreign currency translation adjustments						1,768	
Net increase in treasury stock							(2,530)
Balance, March 31, 2006	**$2,230,973**	**$526,919**	**$2,558,846**	**$136,727**	**$718,355**	**$(30,570)**	**$(4,647)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
For the years ended	March 31, 2006	March 31, 2005	March 31, 2006
Operating activities:			
Income before income taxes and minority interests	¥ 306,183	¥ 169,578	$ 2,606,479
Adjustments for:			
Income taxes paid	(22,290)	(8,190)	(189,754)
Depreciation and amortization	76,394	80,486	650,324
Allowance for doubtful accounts	794	(112)	6,759
Liability for employees' retirement benefits	(1,382)	4,920	(11,763)
Liability for rebuilding furnaces	(3)	(1)	(27)
Interest and dividend income	(4,057)	(4,217)	(34,541)
Interest expense	12,299	17,537	104,700
Equity in earnings of unconsolidated subsidiaries and associated companies	(16,676)	(14,105)	(141,961)
Gain on sales of investment securities	(47,872)	(29,373)	(407,523)
Loss on disposal and sales of property, plant, equipment and other assets	8,244	16,824	70,183
Impairment loss of fixed assets	3,179		27,066
Loss on business restructuring	4,789	6,840	40,768
Loss on compensation for completed construction	4,101		34,911
Loss resulting from disaster damage		3,489	
Changes in assets and liabilities–			
(Increase) decrease in receivables	(21,243)	8,175	(180,840)
Increase in inventories	(57,583)	(39,388)	(490,197)
Increase in payables	52,065	64,278	443,223
Other, net	15,001	649	127,708
Net cash provided by operating activities	311,943	277,390	2,655,515
Investing activities:			
Acquisition of property, plant, equipment and other assets	(100,028)	(85,231)	(851,521)
Proceeds from sales of property, plant, equipment and other assets	8,059	27,352	68,605
Purchase of marketable and investment securities	(36,142)	(2,992)	(307,667)
Proceeds from sales of marketable and investment securities	58,944	44,646	501,777
Loans made	(7,906)	(6,594)	(67,304)
Collections of loans	4,096	2,607	34,867
Interest and dividends received	8,684	7,019	73,926
Other, net	401	1,180	3,412
Net cash used in investing activities	(63,892)	(12,013)	(543,905)
Financing activities:			
Decrease in short-term bank loans, net	(94,946)	(46,836)	(808,258)
Proceeds from long-term debt	110,913	66,234	944,181
Repayments of long-term debt	(229,735)	(307,570)	(1,955,687)
Receipt from minority shareholders	4,708	6,914	40,079
Interest paid	(12,600)	(18,519)	(107,263)
Dividends paid	(36,024)	(7,206)	(306,666)
Increase in obligation to return collateral under security loan agreement, net		10,000	
Other, net	(684)	(354)	(5,822)
Net cash used in financing activities	(258,368)	(297,337)	(2,199,436)
Foreign currency translation adjustments on cash and cash equivalents	479	47	4,078
Net decrease in cash and cash equivalents	(9,838)	(31,913)	(83,748)
Cash and cash equivalents increase by elimination of consolidated subsidiaries	18	303	151
Cash and cash equivalents at beginning of year	42,416	74,026	361,081
Cash and cash equivalents at end of year (Note 3)	¥ 32,596	¥ 42,416	$ 277,484

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2006 and 2005

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the FY2004 (ended March 31, 2005) financial statements to conform to the classifications used in FY2005 (ended March 31, 2006).

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Sumitomo Metals is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117.47 to $1, the approximate exchange rate at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2006 include the accounts of Sumitomo Metals and its 72 (77 in 2005) significant subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which Sumitomo Metals, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in three (three in 2005) unconsolidated subsidiaries and 27 (28 in 2005) associated companies are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost, except that appropriate write-downs are recorded for investments in unconsolidated subsidiaries and associated companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized over a period of 20 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

(c) Inventories

Inventories are stated principally at cost, determined by the average method.

(d) Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment of Sumitomo Metals and its consolidated domestic subsidiaries is computed substantially by the declining-balance method at rates based on the usage of the assets over the estimated useful lives of the assets, while the straight-line method is applied to the buildings of Sumitomo Metals and its domestic subsidiaries, and all property, plant and equipment of consolidated overseas subsidiaries. The useful lives are principally 31 years for buildings and structures and 14 years for machinery and equipment.

(f) Long-lived assets

In August 2002, the Business Accounting Council (BAC) issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan (ASBJ) issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2006 by ¥3,179 million ($27,066 thousand).

(g) Stock and bond issue cost and bond discounts

Stock and bond issue costs are charged to income as incurred. Bond discounts are amortized over the terms of the related bonds.

(h) Employees' retirement benefits

Sumitomo Metals and its domestic subsidiaries account for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥59,149 million determined as of April 1, 2000, the date of initial adoption, by the contributions of securities discussed hereunder, is being amortized over five years and the annual amortization is included in charge for transitional obligations for employees' retirement benefits as other expenses in the statement of income. Sumitomo Metals and a domestic subsidiary contributed certain available-for-sale securities with a fair value of ¥31,947 million to employees' retirement benefit trusts for their companies' non-contributory pension plans during the first half of the fiscal year ended March 31, 2001. The securities held in these trusts are qualified as plan assets.

(i) Liability for rebuilding furnaces

Blast furnaces and hot blast stoves, including related machinery and equipment, require periodic repairs and replacement of substantial components. A liability for rebuilding furnaces is provided for the estimated future costs of such work based on past experience.

(j) Revenue recognition for long-term construction contracts

Sales and related costs of long-term construction contracts (for which the term is longer than one year and the contract amount is over ¥100 million) were accounted for by the percentage-of-completion method.

(k) Research and development costs

Research and development costs are charged to expenses as incurred.

(l) Leases

Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(m) Consumption taxes

Consumption tax generally withheld upon sales, as well as that paid for purchases of goods or services, is recorded as a liability or an asset, and is excluded from the relevant revenue, costs or expenses.

(n) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(o) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

(p) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. The foreign exchange gains and losses from translation are recognized in the statement of income to the extent that they are not hedged by forward exchange contracts.

(q) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date except for shareholders' equity, which is translated at the historical exchange rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(r) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Foreign exchange forward contracts, interest rate swaps, currency swaps and others are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not hold derivatives for trading or speculation purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statement of income and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales are measured at the fair value and the unrealized gains/losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains/losses are deferred until the underlying transactions are completed.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

(s) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share in FY2005 (ended March 31, 2006) and FY2004 (ended March 31, 2005) is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

(t) New accounting pronouncements

Business combination and business separation

In October 2003, BAC issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 ASBJ issued "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,

(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Bonuses to directors and corporate auditors

Prior to the year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders' meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting treatment for bonuses to directors and corporate auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year-end to which such bonuses are attributable.

3. Reconciliation to Cash and Cash Equivalents

The reconciliation of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	**2005** **March 31, 2006**	2004 March 31, 2005	**2005** **March 31, 2006**
Cash and time deposits per the balance sheets	**¥32,670**	¥42,547	**$278,110**
Time deposits with original maturities of more than three months	**(74)**	(132)	**(626)**
Money management funds in marketable securities		1	
Cash and cash equivalents per the statements of cash flows	**¥32,596**	¥42,416	**$277,484**

4. Marketable and Investment Securities

The carrying amounts and aggregate fair values of marketable and investment securities as of March 31, 2006 and 2005 were as follows:

	Millions of yen			
2005 **As of March 31, 2006**	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥88,975**	**¥127,772**	**¥0**	**¥216,747**

	Millions of yen			
2004 As of March 31, 2005	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥54,246	¥48,521	¥160	¥102,607

	Thousands of U.S. dollars			
2005 **As of March 31, 2006**	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$757,432**	**$1,087,704**	**$7**	**$1,845,129**

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2006 and 2005 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
As of	**2005** **March 31, 2006**	2004 March 31, 2005	**2005** **March 31, 2006**
Available-for-sale:			
Equity securities	**¥22,295**	¥26,517	**$189,791**
Money management funds	**300**	300	**2,554**
Other	**1,265**	36	**10,769**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2006 and 2005, were ¥6,621 million ($56,360 thousand) and ¥38,977 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥1,246 million ($10,604 thousand) and ¥4 million ($35 thousand), respectively, for the year ended March 31, 2006, and gross realized gains on these sales were ¥26,071 million for the year ended March 31, 2005.

5. Inventories

Inventories as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2005 March 31, 2006	2004 March 31, 2005	2005 March 31, 2006
Finished products	¥ 63,355	¥ 53,643	$ 539,332
Others	301,147	252,282	2,563,603
Total	¥364,502	¥305,930	$3,102,935

6. Land Revaluation

Under the "Law of Land Revaluation", certain consolidated subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There was no effect on the statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. As at March 31, 2006 and 2005, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥7,833 million ($66,682 thousand) and ¥6,589 million, respectively.

7. Long-lived Assets

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2006. Each company is categorized as a cash-generating unit which an assets of Sumitomo Metals belongs. To compute the present value of future cash flows, the discount rate (weighted average cost of capital: 6%) of Sumitomo Metals was used.

Consequently, the Group recognized an impairment loss of ¥3,179 million ($27,066 thousand) as other expense for certain rental assets and idle immovable estates for which the recoverable amount was less than its carrying amount.

The components of impairment loss for the year ended March 31, 2006, were as follows:

	Millions of yen	Thousands of U.S. dollars
Land	¥2,044	$17,398
Buildings and structures	1,135	9,668

8. Short-term Bank Loans and Long-term Debt

Short-term bank loans bore interest principally at 0.7% and 0.9% at March 31, 2006 and 2005, respectively.

Long-term debt as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2005 March 31, 2006	2004 March 31, 2005	2005 March 31, 2006
Loans, principally from banks and insurance companies, with interest principally at 1.8%, due through 2013	¥ 409,938	¥ 478,791	$ 3,489,725
0.50% to 3.07% yen bonds, due through 2019	106,150	149,450	903,635
Lease obligations, with interest principally at 1.8%, due through 2011	37,431	43,472	318,646
Floating rate yen bonds, due 2008	1,500	1,500	12,769
	555,019	673,213	4,724,775
Less current portion	(145,488)	(204,160)	(1,238,515)
Long-term debt, less current portion	¥ 409,531	¥ 469,053	$ 3,486,260

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

11. Loss on Disposal and Sales of Property, Plant, Equipment and Other Assets

A loss of ¥8,244 million ($70,183 thousand) for the year ended March 31, 2006, mainly consisted of loss on disposal of machinery and equipment on upstream processes of Sumitomo Metals (at Wakayama Steel Works) and consolidated subsidiaries and loss on disposal of land.

A loss of ¥16,824 million for the year ended March 31, 2005, mainly resulted from the disposal of shore protection at Wakayama Steel Works and the sales of land.

12. Loss on Business Restructuring

A loss of ¥4,789 million ($40,768 thousand) for the year ended March 31, 2006, mainly resulted from the dissolution of consolidated subsidiaries and the extraordinary payment of employees' retirement benefits because of business assignment.

A loss of ¥6,840 million for the year ended March 31, 2005, mainly resulted from the closing of plants of consolidated subsidiaries and the closing of an electric furnace of Osaka Steel Works.

13. Income Taxes

Sumitomo Metals and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2005 March 31, 2006	2004 March 31, 2005	2005 March 31, 2006
Deferred tax assets:			
Employees' retirement benefits	¥ 22,288	¥ 23,122	$ 189,729
Fixed assets, inventories and other assets	31,220	22,998	265,771
Bonuses payable	7,881		67,090
Enterprise taxes payable	7,033		59,873
Tax loss carryforwards		18,881	
Investments in consolidated subsidiaries and associated companies accounted for by the equity method		7,164	
Other	30,016	24,291	255,524
Valuation allowance	(29,457)	(48,744)	(250,760)
Deferred tax assets	¥ 68,981	¥ 47,712	$ 587,227
Deferred tax liabilities:			
Net unrealized gain on available-for-sale securities	¥(47,856)	¥(19,257)	$(407,390)
Employees' retirement benefit trusts	(7,199)	(7,199)	(61,285)
Reserve of the Special Taxation Measures Law of Japan	(6,099)	(6,159)	(51,921)
Other	(3,940)	(2,952)	(33,536)
Deferred tax liabilities	¥(65,094)	¥(35,567)	$(554,132)
Net deferred tax assets	¥ 3,887	¥ 12,145	$ 33,095

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2006 and 2005, were as follows:

For the years ended	2005 **March 31, 2006**	2004 March 31, 2005
Normal effective statutory tax rate	**40.6%**	40.6%
Valuation allowance	**(6.6)**	(4.2)
Investments in consolidated subsidiaries and associated companies accounted for by the equity method	**(4.8)**	
Equity in earnings of unconsolidated subsidiaries and associated companies	**(2.2)**	(3.4)
Income not deductible for income tax purposes		1.5
Other, net	**(0.1)**	(1.0)
Actual effective tax rate	**26.9%**	33.5%

14. Research and Development Costs

Research and development costs charged to expenses for the years ended March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	**2005 March 31, 2006**	2004 March 31, 2005	**2005 March 31, 2006**
Research and development costs	**¥16,427**	¥14,732	**$139,844**

15. Leases

a) Finance leases as lessee

Pro forma information of leased property, which principally consists of equipment, on an "as if capitalized" basis for the years ended March 31, 2006 and 2005, were as follows:

	Millions of yen						Thousands of U.S. dollars		
	2005 For the year ended March 31, 2006			2004 For the year ended March 31, 2005			**2005 For the year ended March 31, 2006**		
	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total
Acquisition cost	**¥10,228**	**¥421**	**¥10,649**	¥10,479	¥213	¥10,692	**$87,066**	**$3,583**	**$90,649**
Less accumulated depreciation	**5,207**	**271**	**5,478**	4,970	110	5,080	**44,322**	**2,303**	**46,625**
Net leased property	**¥ 5,021**	**¥150**	**¥ 5,171**	¥ 5,509	¥103	¥ 5,612	**$42,744**	**$1,280**	**$44,024**
Depreciation expense			**¥ 1,885**			¥ 1,886			**$16,047**

The total lease payment and obligation under finance leases for the years ended March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	**2005 March 31, 2006**	2004 March 31, 2005	**2005 March 31, 2006**
Total lease payment	**¥1,885**	¥1,886	**$16,047**
Obligation at March 31,			
Due within one year	**¥1,655**	¥1,755	**$14,090**
Due after one year	**3,517**	3,857	**29,934**
Total obligation	**¥5,172**	¥5,612	**$44,024**

The imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

b) Operating leases as lessee

The minimum rental commitments under noncancellable operating leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2005 March 31, 2006	2004 March 31, 2005	2005 March 31, 2006
Obligation at March 31,			
Due within one year	¥1,076	¥1,063	$ 9,159
Due after one year	5,878	4,398	50,041
Total obligation	¥6,954	¥5,461	$59,200

16. Derivatives

Sumitomo Metals and its consolidated subsidiaries enter into derivative financial instruments including foreign exchange forward contracts, interest rate swaps, interest rate cap and currency swaps.

The purposes of using those derivatives are to minimize interest payments on financing activities and to hedge market risks associated with interest rate and foreign exchange rate fluctuations.

Sumitomo Metals and its consolidated subsidiaries do not hold derivatives for trading or speculation purposes. Derivatives are subject to market and credit risks. Since Sumitomo Metals and its consolidated subsidiaries restrict their application of derivatives within their monetary assets and liabilities, Sumitomo Metals and its consolidated subsidiaries do not anticipate any losses arising from market risks. Sumitomo Metals and its consolidated subsidiaries also do not anticipate any credit risks because the counterparties of their derivatives are limited to major financial institutions with high credibility.

Derivatives transactions are made in accordance with internal regulations which determine the authorization and credit limit amount.

Sumitomo Metals and its consolidated subsidiaries had the following derivatives contracts outstanding at March 31, 2006 and 2005.

	Millions of yen					
	2005 As of March 31, 2006			2004 As of March 31, 2005		
	Contract or notional principal	Fair value	Net unrealized gain (loss)	Contract or notional principal	Fair value	Net unrealized loss
Foreign currency forward contracts:						
Selling US$				¥12,202	¥12,468	¥(266)
Buying US$	¥ 57	¥59	¥ 2	167	161	(6)
Interest rate swaps:						
Floating-rate receipt, fixed-rate payment	4,000	(3)	(3)			
Floating-rate receipt and payment						
Interest rate cap contracts:						
Buying				1,500		(32)

	Thousands of U.S. dollars		
	2005 As of March 31, 2006		
	Contract or notional principal	Fair value	Net unrealized gain (loss)
Foreign currency forward contracts:			
Buying US$	$ 483	$500	$17
Interest rate swaps:			
Floating-rate receipt, fixed-rate payment	34,051	(29)	(29)

The contract or notional principals of derivatives, which are shown in the above table, do not represent the amounts exchanged by the parties and do not measure Sumitomo Metals and its consolidated subsidiaries' exposure to credit or market risk.

Derivatives which qualify for hedge accounting for the years ended March 31, 2006 and 2005, are excluded from the disclosure of fair value information.

17. Related Party Transactions

Sumikin Bussan Corporation coordinates the sales of Sumitomo Metals' products and the purchasing of Sumitomo Metals' raw materials.

Sumitomo Metals owns 43.1% of the shares of Sumikin Bussan Corporation and one director of Sumikin Bussan Corporation concurrently serves both Sumitomo Metals and Sumikin Bussan Corporation.

The significant transactions required to be disclosed with Sumikin Bussan Corporation for the years ended March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	2005 March 31, 2006	2004 March 31, 2005	2005 March 31, 2006
Sale of steel and related products	¥145,118		$1,235,370
Purchase of raw material and steel products	180,625	¥156,249	1,537,635
Trade accounts receivable	22,085		188,009
Trade accounts payable	78,521	67,945	668,438

18. Contingent Liabilities

Contingent liabilities as of March 31, 2006, were as follows:

	Millions of yen	Thousands of U.S. dollars
Guarantees and items of a similar nature:		
Unconsolidated subsidiaries and associated companies	¥ 4,502	$ 38,328
Other customers and suppliers	2,323	19,778
Obligation to repurchase transferred receivables under certain conditions	8,116	69,093
Redemption of debt with warrants transferred to a third party under a debt assumption agreement with a bank	49,300	419,682

19. Segment Information

Information about industry segments and sales to foreign customers for the years ended March 31, 2006 and 2005, was as follows (geographic segments information is not provided because more than 90% of sales are transacted in Japan):

(a) Industry segments

	Millions of yen 2005 For the year ended March 31, 2006					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,405,468	¥39,024	¥60,843	¥ 47,430		¥1,552,765
Intersegment sales	3,523			16,306	¥(19,829)	
Total sales	1,408,991	39,024	60,843	63,736	(19,829)	1,552,765
Cost of sales and operating expenses	1,104,687	43,990	58,495	59,070	(19,281)	1,246,961
Operating profit (loss)	¥ 304,304	¥ (4,966)	¥ 2,348	¥ 4,666	¥ (548)	¥ 305,804
Assets	¥1,586,878	¥17,493	¥99,157	¥314,455	¥ 95,409	¥2,113,392
Depreciation	71,246	49	2,702	2,397		76,394
Impairment loss on fixed assets		59	119	3,001		3,179
Capital expenditures	76,728	36	4,020	2,749		83,533

	Millions of yen					
	2004 For the year ended March 31, 2005					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,085,767	¥57,190	¥ 49,083	¥ 44,881		¥1,236,921
Intersegment sales	5,357	4		16,378	¥(21,739)	
Total sales	1,091,124	57,194	49,083	61,259	(21,739)	1,236,921
Cost of sales and operating expenses	907,374	62,069	47,845	57,721	(20,967)	1,054,042
Operating profit (loss)	¥ 183,750	¥ (4,875)	¥ 1,238	¥ 3,538	¥ (772)	¥ 182,879
Assets	¥1,450,150	¥46,970	¥101,191	¥373,060	¥(48,228)	¥1,923,143
Depreciation	74,766	367	2,854	2,499		80,486
Capital expenditures	55,756	63	3,699	1,477		60,995

	Thousands of U.S. dollars					
	2005 For the year ended March 31, 2006					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	**$11,964,487**	**$332,211**	**$ 517,942**	**$ 403,759**		**$13,218,399**
Intersegment sales	**29,994**			**138,809**	**$(168,803)**	
Total sales	**11,994,481**	**332,211**	**517,942**	**542,568**	**(168,803)**	**13,218,399**
Cost of sales and operating expenses	**9,404,002**	**374,479**	**497,956**	**502,845**	**(164,136)**	**10,615,146**
Operating profit (loss)	**$ 2,590,479**	**$ (42,268)**	**$ 19,986**	**$ 39,723**	**$ (4,667)**	**$ 2,603,253**
Assets	**$13,508,796**	**$148,914**	**$ 844,102**	**$2,676,894**	**$ 812,202**	**$17,990,908**
Depreciation	**606,501**	**420**	**22,997**	**20,406**		**650,324**
Impairment loss on fixed assets		**500**	**1,019**	**25,547**		**27,066**
Capital expenditures	**653,171**	**305**	**34,219**	**23,402**		**711,097**

Note:

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, thermal plant and pipeline engineering, etc.
Engineering		Steel bridge, steel structure for civil engineering, general buildings, systems construction, steel structure for architectural use, environment engineering, etc.
Electronics		IC packages, electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

Effective October 1, 2005, certain engineering business (pipelines, thermal plants, etc.) was transferred to the Steel segment from the Engineering segment due to a reorganization. Assuming such reclassification had occurred retroactively from prior years, the segment information for the years ended March 31, 2006 and 2005, would be as follows:

	Millions of yen					
	2005 For the year ended March 31, 2006					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	**¥1,413,166**	**¥31,326**	**¥ 60,843**	**¥ 47,430**		**¥1,552,765**
Intersegment sales	**2,783**			**16,306**	**¥(19,089)**	
Total sales	**1,415,949**	**31,326**	**60,843**	**63,736**	**(19,089)**	**1,552,765**
Cost of sales and operating expenses	**1,112,070**	**35,867**	**58,495**	**59,070**	**(18,541)**	**1,246,961**
Operating profit (loss)	**¥ 303,879**	**¥ (4,541)**	**¥ 2,348**	**¥ 4,666**	**¥ (548)**	**¥ 305,804**
Assets	**¥1,586,878**	**¥17,493**	**¥99,157**	**¥314,455**	**¥ 95,409**	**¥2,113,392**
Depreciation	**71,265**	**30**	**2,702**	**2,397**		**76,394**
Impairment loss on fixed assets	**59**		**119**	**3,001**		**3,179**
Capital expenditures	**76,728**	**36**	**4,020**	**2,749**		**83,533**

	Millions of yen					
	2004 For the year ended March 31, 2005					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,106,567	¥36,390	¥ 49,083	¥ 44,881		¥1,236,921
Intersegment sales	3,953	4		16,378	¥(20,335)	
Total sales	1,110,520	36,394	49,083	61,259	(20,335)	1,236,921
Cost of sales and operating expenses	926,049	41,990	47,845	57,721	(19,563)	1,054,042
Operating profit (loss)	¥ 184,471	¥ (5,596)	¥ 1,238	¥ 3,538	¥ (772)	¥ 182,879
Assets	¥1,473,225	¥23,895	¥101,191	¥373,060	¥(48,228)	¥1,923,143
Depreciation	74,846	287	2,854	2,499		80,486
Capital expenditures	55,816	3	3,699	1,477		60,995

(b) Sales to foreign customers

	Millions of yen		Thousands of U.S. dollars
For the years ended	**2005** **March 31, 2006**	2004 March 31, 2005	**2005** **March 31, 2006**
Asia	**¥410,370**	¥276,342	**$3,493,403**
Other	**173,421**	116,288	**1,476,302**
	¥583,791	¥392,630	**$4,969,705**

20. Subsequent Event

• Appropriation of Retained Earnings

The following appropriation of retained earnings as of March 31, 2006 was approved at Sumitomo Metals' shareholders meeting held on June 27, 2006:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥4.50 ($0.04) per share	¥21,611	$183,971
Bonuses to directors and corporate auditors	200	1,703

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sumitomo Metal Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") and consolidated subsidiaries (together, the "Group") as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of Sumitomo Metals' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sumitomo Metals and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2.(f) to the consolidated financial statements, the Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2006

Member of
Deloitte Touche Tohmatsu

Major Overseas Subsidiaries

(As of March 31, 2006)

Company name	Country	Capital	Capital ratio (%) (incl. indirect ownership)	Description of business
Sumitomo Metal Australia Pty, Ltd.	AUSTRALIA	15 million AUD	100	Investment in mining of raw materials
Thai Sumilox Co., Ltd.	THAILAND	75 million Baht	41	Service center specializing in electromagnetic steel plates
National Pipe Company Ltd. (NPC)	SAUDI ARABIA	200 million SRI	33	Production and sales of large welded pipes
SMI Extruded Tube, Inc.	U.S.A.	15,000 USD	100	
(* Partner of Pennsylvania Extruded Tube Company (PEXCO))	U.S.A.	48 million USD	*[30]	(Production of hot finished seamless stainless steel tubes)
Seymour Tubing, Inc. (STI)	U.S.A.	10 million USD	80	Production and sales of cold-drawn tubes and welded tubes for automobiles
Thai Steel Pipe Industry Co., Ltd. (TSP)	THAILAND	366 million Baht	55	Production and sales of steel pipe for mechanical structures
SMI Oil Field Services, Inc.	U.S.A.	7 million USD	100	
(* Partner of VAM-PTS Company**	U.S.A.	20 million USD	*[34]	Threading of oil well pipes)
Vietnam Steel Products, Ltd. (VSP)	VIETNAM	4 million USD	60	Production and sales of steel pipes for mechanical structures
Western Tube & Conduit Corp. (WTC)	U.S.A.	17 million USD	97	Production and sales of steel conduit tubes and mechanical tubes
Baoji-SMI Petroleum Steel Pipe Co., Ltd.	CHINA	334 million Yuan	25	Production and sales of oil well pipes and of line pipes for petroleum, natural gas, etc.
Guangzhou You-Ri Automotive Parts Co., Ltd.	CHINA	6,470,000 USD	51	Production, processing and sales of mechanical steel pipes, mainly for four-wheeled vehicles
International Crankshaft Inc. (ICI)	U.S.A.	22,000 USD	80	Production and sales of small-size forged crankshafts
Huizhou Sumikin Forging Co., Ltd.	CHINA	18,980,000 USD	51	Production and sales of small-size forged crankshafts
Indiana Precision Forge, L.L.C. (IPF)	U.S.A.	7 million USD	83	Production and sales of cold-forged products, primarily for automobile parts
Steel Processing (Thailand) Co., Ltd.	THAILAND	341 million Baht	80	Production and sales of steel wires for cold heading and cold forging
SMCi Globetronics Technology MALAYSIA Industries Sdn. Bhd. (SGTi)	MALAYSIA	54 million MR	100	Production of IC ceramics and plastic packages (Company name changed to Sumitomo Metal (SMI) Electronics Devices (M) Sdn. Bhd. in July 2006)
SMCi Globetronics Technology Sdn. Bhd. (SGT)	MALAYSIA	2 million MR	51	Production of IC ceramics packages
SVA-Sumikin Micro Devices Co., Ltd.	CHINA	134 million Yuan	70	Production and sales of printed circuit board assemblies (PCBAs)

* Indicates the business relationship with overseas subsidiaries.

With regard to the capital of PEXCO and VAM-PTS, initial investment amounts from their partners are shown.

Capital ratio represents ownership ratio against voting rights. Less than 0.5% is ignored.

** Company name changed to VAM USA in May 2006.

Major Domestic Affiliated Companies

(As of March 31, 2006)

O Companies with a circle on their left are public limited companies

Section	Company name	Capital (million yen)	Capital ratio* (%) (incl. indirect ownership)	Description of business
Steel Sheet, Plate, Titanium & Structural Steel Company				
	Kashima Kyodo Electric Power Company	22,000	50	Supply of electricity
**	Sumikin Iron & Steel Corporation	17,217	55	Production and sales of slabs, billets and other steel products
O	Daiichi Chuo Kisen Kaisha	13,258	15	Marine transportation, shipping agency
	Sumitomo Metal Steel Products, Inc.	7,496	100	Production and sales of a wide range of steel products primarily used in construction applications (The company's construction steel sheet division and NITTETSU STEEL SHEET CORPORATION are scheduled to merge in December 2006 to form Nippon Steel & Sumikin Coated Sheet Corporation. Its road and civil engineering products division and Nippon Steel Metal Products Co., Ltd. are also scheduled to merge in the same month to form Nippon Steel & Sumikin Metal Products Co., Ltd.)
O	Chuo Denki Kogyo Co., Ltd.	3,630	29	Production and sales of ferroalloys and electrolytic manganese metal
	Sumikin Weld Pipe Company, Ltd.	3,097	100	Production and sales of large welded pipes
	Sumikin Steel & Shapes, Inc.	3,000	100	Production and sales of H-shapes
**	Wakayama Kyodo Power Company, Inc.	2,000	47	Supplying of electricity
	Sumimetal Mining Co., Ltd.	2,000	38	Mining and sales of limestone
**	Sumikin Plant, Ltd.	600	100	Plant engineering, plant maintenance, and design and construction of computer system
	Wako Steel Co., Ltd.	503	64	Sorting and processing of finished steel
	Ring Techs Co., Ltd.	500	100	Production and sales of wheels for automobiles
	Shearing Kozyo, Ltd.	477	50	Cutting, processing, and field warehousing of finished steel
	Nippon Stainless Steel Kozai Co., Ltd.	320	61	Processing of stainless steel products
	Sumikin Koka Co., Ltd.	300	75	Disposal and sales of blast furnace slag
	Ware House Industrial Co., Ltd.	72	51	Cutting and processing of finished steel
Pipe & Tube Company				
O	Sumitomo Pipe & Tube Co., Ltd.	4,801	57	Production and sales of conduit tubes, welded pipes, and mechanical tubes and pipes
	Sumitomo Metal Pipeline and Piping, Ltd.	2,800	100	Contract for work including pipeline construction
	Sumikin Stainless Steel Tube Co., Ltd.	916	81	Production and sales of stainless steel tubes
	Sumikin Kikoh Company, Ltd.	500	100	Steel pipe fittings and gas containers
	Zirco Products Co., Ltd.	450	50	Coated tubes for nuclear power generation
	Drilltec Japan, Ltd.	10	50	Production and sales of protectors for oil country tubular goods (OCTG)
Railway, Automotive & Machinery Parts Company				
	Sumikin Kansai Industries, Ltd.	310	100	Design, improvement, assembly, and maintenance of machinery and facilities
	Kantoc Roll, Ltd.	160	100	Production and sales of rolls for casting or forging steel

* Capital ratio represents ownership ratio against voting rights. Less than 0.5% is ignored.

** Transferred to the Pipe & Tube Company in April 2006.

○ Companies with a circle on their left are public limited companies

Section	Company name	Capital (million yen)	Capital ratio* (%) (incl. indirect ownership)	Description of business
Sumitomo Metals (Kokura)				
	Sumitomo Metals (Kokura), Ltd.	27,000	100	Production and sales of steel bars and wire rods
	Nippon Steel & Sumikin Welding Co., Ltd.	2,100	33	Production, sales, and construction of, and consultation on, welding materials, equipment, and devices
	Sumikin Precision Forge, Inc.	480	100	Production and sales of cold-forged products
	Umebachi Kogyo Co., Ltd.	360	67	Steel wires for cold forging
	Sumikin Recotech Co., Ltd.	170	100	Slag processing and engineering
	Daishin Steel Wire Co., Ltd.	120	100	Drawing and heat treatment of wire rods
Sumitomo Metals (Naoetsu)				
	Sumitomo Metals (Naoetsu), Ltd.	5,500	100	Production and sales of stainless steel precision rolled strips and stainless shaped steel
Electronics Business				
○	SUMCO CORPORATION	82,173	30	Production and sales of silicon wafers
	Sumitomo Metal (SMI) Electronics Devices, Inc.	1,500	100	Production and sales of IC packages
	Sumikin Ceramics & Quartz Co., Ltd.	485	99	Production and sales of fine ceramics, machinable ceramics, synthetic quartz and fused quartz products
	Sumitomo Metal Micro Devices, Inc.	450	100	Production and sales of electronic equipment parts, computers, and their accessories
	Sumikin Molycorp, Inc.	280	67	Production and sales of rare earth alloys
	S · I · Tec Co., Ltd.	310	100	Production of electrical parts and pressed metal products for electronic components
Others				
○	Sumitomo Precision Products Co., Ltd.	10,309	41	Production and sales of aircraft components, heat exchangers, hydraulic controls, and environmental equipment
	Kyoei Steel Ltd.	10,273	35	Production and sales of bars, shapes, and flat bars for reinforced concrete and general structures
○	Sumikin Bussan Corporation	8,077	43	Trading
	East Asia United Steel Corporation	17,217	55	Production and sales of steel products (Holding company of Sumikin Iron & Steel Corporation)
○	Sumitomo Titanium Corporation	8,739	24	Production and sales of metallic titanium, titanium ingots, semiconductor-grade polycrystalline silicon, and silicon wafers for solar cells
	Nippon Steel & Sumikin Stainless Steel Corporation	5,000	20	Production and sales of stainless steel products
	Sumitomo Metal Logistics Service Co., Ltd.	1,515	95	Marine and land transportation and warehousing
	Kashima Antlers Football Club Co., Ltd.	1,570	73	Operation of a professional soccer team
	Kashiwara Machine Manufacturing Co., Ltd.	500	100	Coupling, molding and industrial equipment (Company name changed to Sumitomo Metal Fine Technology Co., Ltd. in June 2006)
	Sumikin Kosan Co., Ltd.	100	90	Insurance, realty business of apartments and independent houses
	Sumitomo Metal Technology, Inc.	100	100	General research and testing center specializing in materials analysis and evaluation
	Sumikin Recycling Co., Ltd.	20	100	Recycling of general waste and industrial waste, and sales of recycled products

* Capital ratio represents ownership ratio against voting rights. Less than 0.5% is ignored.

(As of March 31, 2006)

Head Offices, Works and Laboratories

Head Offices

■ Osaka
5-33, Kitahama 4-chome,
Chuo-ku, Osaka 541-0041, Japan
Tel: 81-6-6220-5111
Fax: 81-6-6223-0305

■ Tokyo
8-11, Harumi 1-chome,
Chuo-ku, Tokyo 104-6111, Japan
Tel: 81-3-4416-6111

Works

Kashima Steel Works
Ibaraki, Japan

Wakayama Steel Works
Wakayama, Japan

Steel Tube Works,
Hyogo, Japan

Osaka Steel Works,
Osaka, Japan

Sumitomo Metals (Kokura), Ltd.
Fukuoka, Japan

Sumitomo Metals (Naoetsu), Ltd.
Niigata, Japan

Laboratories

Corporate Research &
Development Laboratories
Hyogo, Japan
Ibaraki, Japan

Overseas Offices

■ Sumitomo Metal USA, Inc. (Chicago)
25 Northwest Point Blvd., Suite 675
Elk Grove, Illinois 60007, U.S.A.
Tel: 1-847-290-2600
Fax: 1-847-290-2666

■ Sumitomo Metal USA, Inc. (Houston)
820 Gessner, Suite 1670,
Houston, Texas 77024, U.S.A.
Tel: 1-713-654-7111
Fax: 1-713-654-1261

■ ASEAN (Bangkok)
Sindhorn Building Tower 2, 14th Floor,
130-132 Wireless Road, Pathumwan,
Bangkok 10330, Thailand
Tel: 66-2-263-2967/2968/2969
Fax: 66-2-263-2970

■ ASEAN (Singapore)
5 Shenton Way #25-07,
UIC Building, Singapore 068808
Tel: 65-6-220-9193
Fax: 65-6-224-0386

■ Shanghai
Room 605, Shanghai Maxdo Centre,
No. 8 Xing Yi Rd.,
Hong Qiao Development Zone,
Shanghai 200336, China
Tel: 86-21-5208-1698
Fax: 86-21-5208-1378

■ Guangzhou
Room 1412, CITIC Plaza, No.233
Tianhe North Road, Guangzhou,
China 510613
Tel: 86-20-3877-0719
Fax: 86-20-3891-2575

Investor Information

(As of March 31, 2006)

Company Name:	Sumitomo Metal Industries, Ltd.
Incorporated:	July 1949
Employees:	6,668
Fiscal Year:	April 1 – March 31
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
American Depository Receipts	
Depository:	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Tel: 1-212-815-2042
Annual General Shareholders' Meeting:	June
Shareholder Registration Date	
for the Year:	March 31
for the Interim Period:	September 30
Stocks:	1,000 per unit
Paid-in Capital:	¥262,072,369,221
Shares Authorized:	10,000,000,000 shares
Shares Issued:	4,805,974,238 shares
Register of Shareholders:	The Sumitomo Trust and Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
For Further Information:	Public Relations & Investor Relations Department Sumitomo Metal Industries, Ltd. 8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan Tel: 81-3-4416-6103 Fax: 81-3-4416-6798 URL: http://www.sumitomometals.co.jp/e/



Osaka Head Office



Tokyo Head Office

Sumitomo Metal Industries, Ltd.

http://www.sumitomometals.co.jp/e/

R100 PRINTED WITH SOY INK

This report was produced from recycled paper and soy ink.

Printed in Japan